CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Convertible Senior Notes due 2014	200,000,000 (1)(2)	100%	$200,000,000 (1)(2)	$6,140 (3)
Common stock, par value $.01 per share	N/A (4)	N/A (4)	N/A (4)	N/A (5)

(1)	Equals the aggregate principal amount of Convertible Senior Notes due 2014 to be registered hereunder. These amounts are estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) of the Securities Act of 1933, as amended (the “Securities Act”).
(2)	Includes $25,000,000 in aggregate principal amount of Convertible Senior Notes due 2014 that may be offered and sold pursuant to the exercise in full of the underwriters’ option to cover over-allotments.
(3)	Calculated pursuant to Rule 457(o) under the Securities Act.
(4)	Pursuant to Rule 416 under the Securities Act, the registrant is also registering an indeterminate number of shares of common stock as may become issuable upon conversion by reason of adjustments in the conversion price. No additional registration fee is required pursuant to Rule 457(i) under the Securities Act.
(5)	Pursuant to Rule 457(i) under the Securities Act, no separate registration fee is required for the shares of common stock underlying the Convertible Senior Notes due 2014 because no additional consideration is to be received in connection with the exercise of the conversion privilege.

Filed Pursuant to Rule 424(B)5
Registration No. 333-147487

Prospectus

Wright Medical Group, Inc.

$175,000,000
2.625% Convertible Senior Notes due 2014

Interest payable June 1 and December 1

Issue price: 100%

Holders may convert their 2.625% Convertible Senior Notes due 2014 into shares of our common stock at the conversion rate of 30.6279 shares per $1,000 principal amount of notes (which is equal to an initial conversion price of approximately $32.65 per share of common stock), subject to adjustment, at any time on or prior to the close of business on the business day immediately preceding the maturity date for the notes. If a holder elects to convert its notes in connection with a make-whole fundamental change (as defined in this prospectus), we will, in certain circumstances, pay a make-whole premium by increasing the conversion rate for notes converted in connection with such make-whole fundamental change.

Beginning on December 6, 2011, we may redeem for cash the notes, in whole or in part, at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest, if any, to but excluding the redemption date, if the closing sale price of our common stock has exceeded 140% of the conversion price for at least 20 trading days in any consecutive 30-day trading period ending on the trading day prior to the date of mailing of the notice of redemption. If we experience a fundamental change, holders may require us to purchase for cash all or a portion of the notes, at a price equal to 100% of the principal amount of the notes, plus accrued and unpaid interest, if any, to the fundamental change purchase date.

The notes will be our unsecured senior obligations and will rank equally with all of our other senior indebtedness. For a more detailed description of the notes, see “Description of Notes” beginning on page 28.

See “Risk Factors” beginning on page 6 of this prospectus to read about risk factors you should consider before buying the notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

		Underwriting
	Price to	discounts and	Proceeds, before
	public[1]	commissions	expenses

Per note	100%	3%	97%
Total	$175,000,000	$5,250,000	$169,750,000

(1)	Plus accrued interest, if any, from November 26, 2007.

The notes will not be listed on any securities exchange nor be included in any automatic quotation system. Our common stock is listed on The Nasdaq Global Select Market under the symbol “WMGI.” On November 19, 2007, the last reported sale price of our common stock was $26.12 per share.

We have granted the underwriters the right to purchase up to an additional $25,000,000 principal amount of the notes, solely to cover over-allotments.

The underwriters expect to deliver the notes to purchasers through the book-entry delivery system of The Depository Trust Company on or about November 26, 2007.

Sole Book-Running Manager

JPMorgan
Co-Managers

Piper Jaffray	Wachovia Securities

November 19, 2007

You should rely only on the information contained or incorporated by reference in this prospectus. We have not, and the underwriters have not, authorized anyone to provide you with different or additional information. We are not, and the underwriters are not, making an offer to sell any security in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained in this prospectus and in the documents incorporated herein by reference is accurate only as of their respective dates. Our financial condition, results of operations, business and prospects may have changed since those dates.

Wright Medical Group, Inc. is a Delaware corporation. Our principal executive offices are located at 5677 Airline Road, Arlington, Tennessee 38002 and our telephone number at that address is (901) 867-9971. Our website is located at http://www.wmt.com. The content of our website is not part of this prospectus, and prospective purchasers of the securities should not rely on any information contained therein in connection with their investment decision to acquire securities. Our website address is included as an inactive textual reference only.

The information contained or incorporated by reference in this prospectus was obtained from us and other sources that we believe are reliable. We cannot assure you that information provided by other sources is complete and accurate.

This prospectus is not an offer to sell, or the solicitation of an offer to buy, the securities in any jurisdiction where the offer or sale is not permitted.

The offer of the securities may be withdrawn at any time before the closing and is specifically made subject to the terms described in this prospectus, the underwriting agreement and the indenture.

i

Cautionary note regarding forward-looking statements

This prospectus and the documents incorporated by reference herein include “forward-looking statements” within the meaning of Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Forward-looking statements reflect management’s current knowledge, assumptions, beliefs, estimates and expectations and express management’s current views of future performance, results and trends and may be identified by their use of terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “will” and other similar terms in this prospectus. Actual results might differ materially from those described in the forward-looking statements. Forward-looking statements are subject to a number of risks and uncertainties, including the factors discussed in this prospectus and our filings with the Securities and Exchange Commission, or the Commission (including those described in Item 1A of our annual report on Form 10-K for the year ended December 31, 2006, and elsewhere in our quarterly reports), which could cause our actual results to materially differ from those described in the forward-looking statements. Although we believe that the forward-looking statements are accurate, there can be no assurance that any forward-looking statement will prove to be accurate. A forward-looking statement should not be regarded as a representation by us that the results described therein will be achieved. Readers should not place undue reliance on any forward-looking statement. The forward-looking statements are made as of the date of this prospectus, and we assume no obligation to update any forward-looking statement after this date.

You should read carefully the section of this prospectus under the heading “Risk Factors” beginning on page 6.

ii

Summary

This summary contains basic information about us, the notes and this offering. Because this is a summary, it does not contain all of the information you should consider before investing in the notes. You should carefully read this summary together with the more detailed information and financial statements and notes thereto contained elsewhere or incorporated by reference in this prospectus. To fully understand this offering, you should read all of these documents.

Our company

We are a global orthopedic medical device company specializing in the design, manufacture and marketing of reconstructive joint devices and biologics products. Reconstructive joint devices are used to replace knee, hip and other joints that have deteriorated through disease or injury. Biologics are used to replace damaged or diseased bone, to stimulate bone growth and to provide other biological solutions for surgeons and their patients. We have been in business for over 50 years and have built a well-known and respected brand name and strong relationships with orthopedic surgeons.

Our corporate headquarters and U.S. operations are located in Arlington, Tennessee, where we conduct our domestic research and development, manufacturing, warehousing and administrative activities. Outside the United States, we have research, distribution and administrative facilities in Milan, Italy; distribution and administrative facilities in Amsterdam, the Netherlands; and sales and distribution offices in Canada, Japan and throughout Europe. We market our products in over 60 countries through a global distribution system that consists of a sales force of approximately 820 individuals who promote our products to orthopedic surgeons and hospitals. At the end of 2006, we had approximately 340 independent distributors and sales associates in the United States, and approximately 480 sales representatives internationally who were employed through a combination of our stocking distribution partners and direct sales offices.

We were incorporated in November 1999, as a Delaware corporation, and had no operations until December 1999, when we acquired majority ownership of our predecessor company, Wright Medical Technology, Inc., in a recapitalization, and immediately thereafter acquired Cremascoli Ortho Holding, S.A., an orthopedic medical device company headquartered in Toulon, France. In 2001, we sold 7,500,000 shares of common stock in our initial public offering, which generated $84.8 million in net proceeds. In 2002, we sold 3,450,000 shares of common stock in a secondary offering which generated $49.5 million in net proceeds. In April 2007, we announced the acquisition of the foot and ankle reconstruction assets of Darco International, Inc. (“Darco”) and the external fixation assets of R&R Medical, Inc. (“R&R Medical”). In October 2007, we announced the acquisition of the subtalar implant product assets of Koby Ventures Ltd. d/b/a MetaSurg (“MetaSurg”). Each of these acquisitions adds key products to our extremities business.

Principal products

We primarily sell reconstructive joint devices and biologics products. Our reconstructive joint device sales are derived from three primary product lines: knees and hips, collectively referred to as our reconstructive large joint business, and extremities. Our biologics sales are derived from a broad portfolio of products designed to stimulate and augment the natural regenerative capabilities of the human body. We also sell orthopedic products not considered to be part of our knee, hip, extremity or biologics product lines.

Our hip joint reconstruction product portfolio provides offerings in the areas of bone-conserving implants, total hip reconstruction, revision replacement implants and limb preservation. Our hip joint products include the CONSERVE® family of products, the PROFEMUR® Hip System, the DYNASTY® Acetabular System, the LINEAGE® Acetabular System, the ANCA-FITtm Hip System and the PERFECTA® Hip System.

Our knee reconstruction products position us well in the areas of total knee reconstruction, revision replacement implants and limb preservation products. Our principal knee product is the ADVANCE® Knee System.

We offer extremity products for the hand, wrist, elbow, shoulder, foot and ankle in a number of markets worldwide. Our principal extremity products include the EVOLVE® Modular Radial Head system, the CHARLOTTEtm Foot and Ankle System, the LOCON-T® and LOCON-VLS® Distal Radius Plating Systems, and the MICRONAIL® intramedullary wrist fracture repair system. We also sell the Swanson line of finger and toe joint replacement products and the ORTHOSPHERE® Carpometacarpal Implant for repair of the basal thumb joint.

Our biologics products focus on biological musculoskeletal repair and include synthetic and human tissue-based materials. Our principal biologics products include the GRAFTJACKET® soft tissue repair and containment membranes, the ALLOMATRIX® line of injectable tissue-based bone graft substitutes, the OSTEOSET® synthetic bone graft substitute and the PRO-DENSE® and MIIG® product lines of minimally invasive injectable synthetic bone grafts.

The offering

The following is a brief summary of certain terms of this offering. For a more complete description of the terms of the notes, see “Description of Notes” in this prospectus. In this “Offering” section, the terms “the Company,” “we,” “us” or “our” refer to Wright Medical Group, Inc. and not to its subsidiaries.

Issuer	Wright Medical Group, Inc.

Notes Offered	$175,000,000 principal amount of 2.625% Convertible Senior Notes due 2014 (plus up to an additional $25,000,000 principal amount of the notes solely to cover over-allotments).

Maturity Date	The notes will mature on December 1, 2014, unless earlier redeemed, purchased or converted.

Interest and Payment Dates	2.625% per year on the principal amount accruing from November 26, 2007, and payable semiannually in arrears in cash on June 1 and December 1 of each year, beginning June 1, 2008.

Conversion Rights	Holders may surrender their notes for conversion into shares of our common stock at the conversion rate, subject to adjustment, at any time on or prior to the close of business on the business day immediately preceding the maturity date for the notes.

The initial conversion rate for the notes is 30.6279 shares of our common stock per $1,000 principal amount of notes. This is equivalent to an initial conversion price of approximately $32.65 per share of our common stock.

Upon any conversion, subject to certain exceptions, you will not receive any cash payment or additional common stock representing accrued and unpaid interest, including additional interest, if any. Such interest will be deemed to be paid in full, rather than cancelled, extinguished or forfeited. See “Description of Notes—Conversion Rights.”

Holders who convert their notes in connection with a make-whole fundamental change, as defined herein, may be entitled to a make-whole premium in the form of an increase in the conversion rate for notes converted in connection with such make-whole fundamental change. See “Description of Notes—Conversion Rate Adjustments—Adjustment to Shares Delivered Upon Conversion Upon a Make-Whole Fundamental Change.”

Redemption	We may redeem the notes, in whole or in part, for cash at any time beginning on December 6, 2011, at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the redemption date, if the last reported sale price of our common stock has exceeded 140% of the conversion price for at least 20 trading days in any consecutive 30-day trading period ending on the trading day prior to the date of mailing of the notice of redemption. See “Description of Notes—Redemption.”

Fundamental Change Purchase	If we undergo a “fundamental change” (as defined in this prospectus under “Description of Notes—Fundamental Change Permits Holders to Require Us to Purchase Notes”), subject to certain conditions, you will have the option to require us to purchase all or any portion of your notes for cash. The fundamental change purchase price will be 100% of the principal amount of the notes to be purchased, plus any accrued and unpaid interest, to, but excluding, the fundamental change purchase date.

Ranking	The notes will be our general, senior unsecured obligations and will be effectively subordinated to all of our existing and future secured debt, to the extent of the assets securing such debt, and are structurally subordinated to all liabilities of our subsidiaries, including trade payables. The notes are structurally subordinated to our revolving credit facility, which is guaranteed by our domestic subsidiaries. At September 30, 2007, our $100,000,000 revolving credit facility had available borrowing capacity of $97,100,000, after considering outstanding letters of credit. The revolving credit facility can be increased by up to an additional $50,000,000 at our request and subject to the agreement of the lenders. We currently have no borrowings outstanding under the revolving credit facility. We expect from time to time to incur additional indebtedness and other liabilities. The indenture pursuant to which the notes are issued will not limit the amount of indebtedness that we or any of our subsidiaries may incur.

Use of Proceeds	We estimate that the net proceeds from this offering will be approximately $169.2 million, or approximately $193.5 million if the underwriters exercise their option in full to purchase additional notes, in each case, after deducting underwriting discounts and estimated offering expenses.

We expect to use the net proceeds from this offering primarily for general corporate purposes, including for acquisitions from time to time.

Book-Entry Form	The notes will be issued in book-entry form and will be represented by permanent global certificates deposited with, or on behalf of, The Depository Trust Company (“DTC”) and registered in the name of a nominee of DTC. Beneficial interests in any of the notes will be shown on, and transfers will be effected only through, records maintained by DTC or its nominee and any such interest may not be exchanged for certificated securities, except in limited circumstances described herein. See “Description of Notes—Global Notes; Book-Entry; Form.”

Form and Denomination	The notes will be issued in minimum denominations of $1,000 and any integral multiple thereof.

Absence of a Trading Market for the Notes	The notes will not be listed on any securities exchange nor included in any automated quotation system. The notes will be new securities for which there is currently no trading market, and we cannot guarantee that an active or liquid market will develop.

Nasdaq Symbol for Common Stock	Our common stock is listed on The Nasdaq Global Select Market under the symbol “WMGI.”

Trustee	The trustee for the notes is The Bank of New York.

Governing Law	The indenture and the notes will be governed by the laws of the State of New York.

Risk Factors	See “Risk Factors” and other information included or incorporated by reference in this prospectus for a discussion of factors you should carefully consider before deciding to invest in the notes.

Risk factors

You should carefully consider the risks described below and all other information contained in this prospectus before making an investment decision. If any of the following risks, as well as other risks and uncertainties that are not yet identified or that we currently think are not material, actually occur, our business, financial condition and results of operations could be materially and adversely affected. In that event, the value of the notes or our common stock could decline, and you may lose part or all of your investment.

Risks related to our business

We are subject to substantial government regulation that could have a material adverse effect on our business.

The production and marketing of our products and our ongoing research and development, preclinical testing and clinical trial activities are subject to extensive regulation and review by numerous governmental authorities both in the United States and abroad. For further details on this process, see “Business—Government Regulation” in our annual report on Form 10-K for the year ended December 31, 2006, which is incorporated herein by reference. U.S. and foreign regulations govern the testing, marketing and registration of new medical devices, in addition to regulating manufacturing practices, reporting, labeling and recordkeeping procedures. The regulatory process requires significant time, effort and expenditures to bring our products to market, and we cannot be assured that any of our products will be approved. Our failure to comply with applicable regulatory requirements could result in these governmental authorities:

•	imposing fines and penalties on us;

•	preventing us from manufacturing or selling our products;

•	bringing civil or criminal charges against us;

•	delaying the introduction of our new products into the market;

•	recalling or seizing our products; or

•	withdrawing or denying approvals or clearances for our products.

Even if regulatory approval or clearance of a product is granted, this could result in limitations on the uses for which the product may be labeled and promoted. Further, for a marketed product, its manufacturer and manufacturing facilities are subject to periodic review and inspection. Subsequent discovery of problems with a product, manufacturer or facility may result in restrictions on the product, manufacturer or facility, including withdrawal of the product from the market or other enforcement actions.

We are currently conducting clinical studies of some of our products under an investigational device exemption. Clinical studies must be conducted in compliance with United States Food and Drug Administration (“FDA”) regulations, or the FDA may take enforcement action. The data collected from these clinical studies will ultimately be used to support market clearance for these products. There is no assurance that the FDA will accept the data from these clinical studies or that it will ultimately allow market clearance for these products.

We are subject to various federal and state laws concerning health care fraud and abuse, including false claims laws, anti-kickback laws, and physician self-referral laws. Violations of these laws can result in criminal and/or civil punishment, including fines, imprisonment, and in the United States, exclusion from participation in government health care programs. The scope of these laws and related regulations are expanding and their interpretation is evolving. There is very little precedent related to these laws and regulations. Increased funding for enforcement of these laws and regulations has resulted in greater scrutiny of marketing practices in our industry and resulted in several government investigations by various government authorities. If a governmental authority were to determine that we do not comply with these laws and regulations, then we and our officers and employees, could be subject to criminal and civil sanctions, including exclusion from participation in federal health care reimbursement programs.

During the third quarter of 2007, as a result of a two year government investigation regarding potential financial inducements paid to surgeons, five of our competitors entered into deferred prosecution or non-prosecution agreements with the U.S. Department of Justice, and four of those companies entered into settlement agreements with the U.S. Department of Health and Human Services, Office of the Inspector General.

In order to market our product devices in the member countries of the European Union (“EU”), we are required to comply with the Medical Devices Directive and obtain CE mark certification. CE mark certification is the European symbol of adherence to quality assurance standards and compliance with applicable European Medical Device Directives. Under the Medical Devices Directive, all medical devices including active implants must qualify for CE marking. In August 2005, an EU Medical Devices Directive changed the classification of hip, knee and shoulder implants from class IIb to class III. The transition period for these changes began September 1, 2007. Upon reclassification to class III, manufacturers will be required to assemble significantly more documentation and submit it to the appropriate European regulatory authority for formal approval prior to affixing the CE mark to their product and packaging. We intend to comply with the Medical Devices Directive for all of our products manufactured and sold in the EU. However, there can be no assurance that our products will be approved for CE marking in a timely manner or at all.

Modifications to our marketed devices may require FDA regulatory clearances or approvals or require us to cease marketing or recall the modified devices until such clearances or approvals are obtained.

When required, the products we market in the United States have obtained premarket notification under Section 510(k) of the Food, Drug, and Cosmetic Act (“FDC Act”) or were exempt from the 510(k) clearance process. We have modified some of our products and product labeling since obtaining 510(k) clearance, but we do not believe these modifications require us to submit new 510(k) notifications. However, if the FDA disagrees with us and requires us to submit a new 510(k) notification for modifications to our existing products, we may be the subject of enforcement actions by the FDA and be required to stop marketing the products while the FDA reviews the 510(k) notification. If the FDA requires us to go through a lengthier, more rigorous examination than we had expected, our product introductions or modifications could be delayed or canceled, which could cause our sales to decline. In addition, the FDA may determine that future products will require the more costly, lengthy and uncertain premarket approval (“PMA”) application process. Products that are approved through a PMA application generally need FDA approval before they can be modified. See “Business—Government Regulation” in our annual report on Form 10-K for the year ended December 31, 2006, which is incorporated herein by reference.

If market clearance is not obtained for launch of the CONSERVE® Plus System in the United States, growth of our hip product line could be impacted.

Our CONSERVE® Plus Resurfacing System is available outside the United States. There can be no assurance that the sale of our CONSERVE® Plus product in the United States will be cleared by the FDA in a timely manner or at all, which could have a significant impact on the future growth of our hip product line.

Our biologics business is subject to emerging governmental regulations that can significantly impact our business.

The FDA has statutory authority to regulate allograft-based products, processing and materials. The FDA has been working to establish a more comprehensive regulatory framework for allograft-based products, which are principally derived from cadaveric tissue. The framework developed by the FDA establishes criteria for determining whether a particular human tissue-based product will be classified as human tissue, a medical device or biologic drug requiring premarket clearance or approval. All tissue-based products are subject to extensive FDA regulation, including a requirement that ensures that diseases are not transmitted to tissue recipients. The FDA has also proposed extensive additional regulations that would govern the processing and distribution of all allograft products. Consent to use the donor’s tissue must also be obtained. The regulations for allograft-based products are still developing. From time to time, the FDA reviews these products and may informally suggest to us how these products should be classified. If a human tissue-based product is considered human tissue, it does not require FDA clearance or approval before being marketed. If it is considered a medical device or biologic drug, then FDA clearance or approval may be required.

Additionally, our biologics business involves the procurement and transplantation of allograft tissue, which is subject to federal regulation under the National Organ Transplant Act (“NOTA”). NOTA prohibits the sale of human organs, including bone and other human tissue, for valuable consideration within the meaning of NOTA. NOTA permits the payment of reasonable expenses associated with the transportation, processing, preservation, quality control and storage of human tissue. We currently charge our customers for these expenses. In the future, if NOTA is amended or reinterpreted, we may not be able to charge these expenses to our customers and, as a result, our business could be adversely affected.

Our principal allograft-based biologics offerings include ALLOMATRIX®, GRAFTJACKET® and IGNITE® products.

If we fail to compete successfully in the future against our existing or potential competitors, our sales and operating results may be negatively affected and we may not achieve future growth.

The markets for our products are highly competitive and dominated by a small number of large companies. We may not be able to meet the prices offered by our competitors, or offer products similar to or more desirable than those offered by our competitors. See “Business—Competition” in our annual report on Form 10-K for the year ended December 31, 2006, which is incorporated herein by reference.

If we lose one of our key suppliers, we may be unable to meet customer orders for our products in a timely manner or within our budget.

We rely on a limited number of suppliers for the components used in our products. Our reconstructive joint devices are produced from various surgical grades of titanium, cobalt chrome and stainless steel, various grades of high-density polyethylenes, silicone elastomer and ceramics. We rely on one source to supply us with a certain grade of cobalt chrome alloy and one supplier for the silicone elastomer used in our extremity products. We are aware of only two suppliers of silicone elastomer to the medical device industry for permanent implant usage. Additionally, we rely on one supplier of ceramics for use in our hip products.

In addition, for our biologics products, we presently depend upon a single supplier as our source for demineralized bone matrix (“DBM”) and cancellous bone matrix (“CBM”), and any failure to obtain DBM and CBM from this source in a timely manner will deplete levels of on-hand raw materials inventory and could interfere with our ability to process and distribute allograft products. During the remainder of 2007 and during 2008, we are expecting a single not-for-profit tissue bank to meet all of our DBM and CBM order requirements, a key component in the allograft products we currently produce, market and distribute. We cannot be sure that our supply of DBM and CBM will continue to be available at current levels or will be sufficient to meet our needs, or that future suppliers of DBM and CBM will be free from FDA regulatory action impacting their sale of DBM and CBM. Since there is a small number of suppliers, if we cannot continue to obtain DBM and CBM from our current source in volumes sufficient to meet our needs, we may not be able to locate replacement sources of DBM and CBM on commercially reasonable terms, if at all. This could have the effect of interrupting our business, which could adversely affect our sales. Further, we rely on one supplier for our GRAFTJACKET® family of soft tissue repair and graft containment products. Sales of our GRAFTJACKET® family of soft tissue repair products have grown to represent a significant portion of our total consolidated net sales. We currently have a dispute with the supplier of our GRAFTJACKET® family of soft tissue repair and graft containment products. In this dispute, we assert our contractual rights to future types of tissue products which are not currently part of our product offering. These future products may be competitive to our current products. The dispute is subject to binding arbitration. There can be no assurance that the present dispute will be decided in our favor. The present dispute may lead to other disputes with our supplier which may ultimately lead to materially adverse consequences to us.

Suppliers of raw materials and components may decide, or be required, for reasons beyond our control to cease supplying raw materials and components to us. FDA regulations may require additional testing of any raw materials or components from new suppliers prior to our use of these materials or components and in the case of a device with a PMA application, we may be required to obtain prior FDA permission, either of which could delay or prevent our access to or use of such raw materials or components.

We derive a significant portion of our sales from operations in international markets that are subject to political, economic and social instability.

We derive a significant portion of our sales from operations in international markets. Our international distribution system consists of nine direct sales offices and approximately 115 stocking distribution partners, which combined employ approximately 480 sales representatives who sell in over 60 countries. Most of these countries are, to some degree, subject to political, social and economic instability. For the nine months ended September 30, 2007 and the year ended

December 31, 2006, 39% and 38%, respectively, of our net sales were derived from our international operations. Our international sales operations expose us and our representatives, agents and distributors to risks inherent in operating in foreign jurisdictions. These risks include:

•	the imposition of additional foreign governmental controls or regulations on orthopedic implants and biologics products;

•	new export license requirements, particularly related to our biologics products;

•	economic instability, including currency risk between the U.S. dollar and foreign currencies, in our target markets;

•	a shortage of high-quality international salespeople and distributors;

•	loss of any key personnel who possess proprietary knowledge or are otherwise important to our success in international markets;

•	changes in third-party reimbursement policy that may require some of the patients who receive our implant products to directly absorb medical costs or that may necessitate our reducing selling prices for our products;

•	changes in tariffs and other trade restrictions, particularly related to the exportation of our biologics products;

•	work stoppages or strikes in the health care industry, such as those that have previously affected our operations in France, Canada, Korea and Finland in the past;

•	a shortage of nurses in some of our target markets, particularly affecting our operations in France; and

•	exposure to different legal and political standards due to our conducting business in over 60 countries.

As a U.S. based company doing business in foreign jurisdictions, not only are we subject to the laws of other jurisdictions, we are also subject to U.S. laws governing our activities in foreign countries, such as the Foreign Corrupt Practices Act, as well as various import-export laws, regulations, and embargoes. If our business activities were determined to violate these laws, regulations, or rules, we could suffer serious consequences.

Any material decrease in our foreign sales would negatively impact our profitability. Our international sales are predominantly generated in Europe. In Europe, health care regulation and reimbursement for medical devices vary significantly from country to country. This changing environment could adversely affect our ability to sell our products in some European countries.

Recent acquisitions and efforts to acquire and integrate other companies or product lines could adversely affect our operations and financial results.

In April 2007, we announced the completion of the acquisition of the foot and ankle reconstruction assets of Darco and the external fixation assets of R&R Medical. Additionally, in October 2007, we announced the acquisition of the subtalar implant product assets of MetaSurg. We may pursue acquisitions of other companies or product lines. Our ability to grow through acquisitions depends upon our ability to identify, negotiate, complete and integrate suitable acquisitions and to obtain any necessary financing. With respect to the acquisitions completed or other future acquisitions, we may also experience:

•	difficulties in integrating any acquired companies, personnel and products into our existing business;

•	delays in realizing the benefits of the acquired company or products;

•	diversion of our management’s time and attention from other business concerns;

•	limited or no direct prior experience in new markets or countries we may enter;

•	higher costs of integration than we anticipated; or

•	difficulties in retaining key employees of the acquired business who are necessary to manage these acquisitions.

In addition, any future acquisitions could materially impair our operating results by causing us to incur debt or requiring us to amortize acquisition expenses and acquired assets.

Recent restructuring efforts could adversely affect our operations and financial results.

In June 2007, we announced plans to close our manufacturing, distribution, and administrative facility located in Toulon, France. The facility’s closure will affect approximately 130 Toulon-based employees. We expect the facility closure to be substantially complete by the end of 2007, with Toulon’s production being transferred to our existing manufacturing facility in Arlington, Tennessee and its distribution activities being transferred to our European headquarters in Amsterdam, The Netherlands. With respect to the restructuring activities in process, we may experience:

•	higher costs of restructuring than we anticipated;

•	difficulties in transferring Toulon’s production to Arlington, including receiving all required regulatory approvals;

•	difficulties in completing all restructuring activities within the budgeted time;

•	diversion of our management’s time and attention from other business concerns; or

•	supply chain difficulties during the transition of the distribution activities from the Toulon facility to our Amsterdam facilities.

If our patents and other intellectual property rights do not adequately protect our products, we may lose market share to our competitors and be unable to operate our business profitably.

We rely on patents, trade secrets, copyrights, know-how, trademarks, license agreements and contractual provisions to establish our intellectual property rights and protect our products. See “Business—Intellectual Property” in our annual report on Form 10-K for the year ended December 31, 2006, which is incorporated herein by reference. These legal means, however, afford only limited protection and may not adequately protect our rights. In addition, we cannot be assured that any of our pending patent applications will issue. The United States Patent and Trademark Office (“USPTO”) may deny or require a significant narrowing of the claims in our pending patent applications and the patents issuing from such applications. Any patents issuing from the pending patent applications may not provide us with significant commercial protection. We could incur substantial costs in proceedings before the USPTO. These proceedings could result in adverse decisions as to the priority of our inventions and the narrowing or invalidation of claims in issued patents. In addition, the laws of some of the countries in which our products are or may be sold may not protect our intellectual property to the same extent as U.S. laws or at all. We also may be unable to protect our rights in trade secrets and unpatented proprietary technology in these countries.

In addition, we hold licenses from third parties that are necessary to utilize certain technologies used in the design and manufacturing of some of our products. The loss of such licenses would prevent us from manufacturing, marketing and selling these products, which could harm our business.

We seek to protect our trade secrets, know-how and other unpatented proprietary technology, in part, with confidentiality agreements with our employees, independent distributors and consultants. We cannot be assured, however, that the agreements will not be breached, adequate remedies for any breach would be available or our trade secrets, know-how, and other unpatented proprietary technology will not otherwise become known to or independently developed by our competitors.

If we lose any existing or future intellectual property lawsuits, a court could require us to pay significant damages or prevent us from selling our products.

The medical device industry is litigious with respect to patents and other intellectual property rights. Companies in the medical device industry have used intellectual property litigation to gain a competitive advantage. We are currently involved in an intellectual property lawsuit with Howmedica Osteonics Corp., a subsidiary of Stryker Corporation, where it is alleged that our ADVANCE® Knee product line infringes one of Howmedica’s patents. For more information regarding this lawsuit, see Note 12 to our condensed consolidated financial statements in our quarterly report on Form 10-Q for the quarter ended September 30, 2007, which is incorporated herein by reference. If Howmedica were to succeed in obtaining the relief it claims, the court could award damages to Howmedica and impose an injunction against further sales of our product. If a monetary judgment is rendered against us, we may be forced to raise or borrow funds, as a supplement to any available insurance claim proceeds, to pay the damages award.

In the future, we may become a party to other lawsuits involving patents or other intellectual property. A legal proceeding, regardless of the outcome, could drain our financial resources and divert the time and effort of our management. If we lose one of these proceedings, a court, or a similar foreign governing body, could require us to pay significant damages to third parties, require us to seek licenses from third parties and pay ongoing royalties, require us to redesign our products, or prevent us from manufacturing, using or selling our products. In addition to being costly, protracted litigation to defend or prosecute our intellectual property rights could result in our customers or potential customers deferring or limiting their purchase or use of the affected products until resolution of the litigation.

If product liability lawsuits are brought against us, our business may be harmed.

The manufacture and sale of medical devices exposes us to significant risk of product liability claims. In the past, we have had a number of product liability claims relating to our products, none of which either individually, or in the aggregate, have resulted in a material negative impact on our business. In the future, we may be subject to additional product liability claims, some of which may have a negative impact on our business. Additionally, we could experience a material design or manufacturing failure in our products, a quality system failure, other safety issues, or heightened regulatory scrutiny that would warrant a recall of some of our products. Our existing product liability insurance coverage may be inadequate to protect us from any liabilities we might incur. If a product liability claim or series of claims is brought against us for uninsured liabilities or in excess of our insurance coverage, our business could suffer. In addition, a recall of some of our products, whether or not the result of a product liability claim, could result in significant costs and loss of customers.

Further, in 1993, our predecessor company, Wright Medical Technology, Inc., which we refer to as our “predecessor company”, acquired substantially all of the assets of the large joint orthopedic implant business from Dow Corning Corporation, or DCC, DCC retains liability for matters arising from certain conduct of DCC prior to June 30, 1993. As such, DCC agreed to indemnify the predecessor company against all liability for all products manufactured prior to the acquisition except for products provided under the predecessor company’s 1993 agreement with DCC pursuant to which the predecessor company purchased certain small joint orthopedic implants for worldwide distribution (the “DCC Indemnity Obligation”). DCC filed for reorganization under chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court for the Eastern District of Michigan, Northern Division on May 15, 1995. As part of the Joint Plan of Reorganization of DCC that was confirmed on November 30, 1999 and which became effective on June 1, 2004, or the Plan, claims which arise out of the DCC Indemnity Obligation are to be paid out of a finite settlement facility set aside in the Plan. There can be no assurance that there will be sufficient funds available in the settlement facility to indemnify the predecessor company or Wright from any DCC Indemnity Obligation that may arise. Further, neither the predecessor company nor Wright maintains insurance for claims arising on products sold by DCC.

If we are unable to continue to develop and market new products and technologies, we may experience a decrease in demand for our products or our products could become obsolete, and our business would suffer.

We are continually engaged in product development and improvement programs, and new products represent a significant component of our growth rate. We may be unable to compete effectively with our competitors unless we can keep up with existing or new products and technologies in the orthopedic implant market. If we do not continue to introduce new products and technologies, or if those products and technologies are not accepted, we may not be successful. Additionally, our competitors’ new products and technologies may beat our products to market, may be more effective or less expensive than our products or may render our products obsolete. See “Business—Competition” in our annual report on Form 10-K for the year ended December 31, 2006, which is incorporated herein by reference.

Our business could suffer if the medical community does not continue to accept allograft technology.

Allograft products, technologies and enhancements may never achieve broad market acceptance due to numerous factors, including:

•	lack of clinical acceptance of allograft products and related technologies;

•	the introduction of competitive tissue repair treatment options that render allograft products and technologies too expensive and obsolete;

•	lack of available third-party reimbursement;

•	the inability to train surgeons in the use of allograft products and technologies;

•	the risk of disease transmission; and

•	ethical concerns about the commercial aspects of harvesting cadaveric tissue.

Market acceptance will also depend on the ability to demonstrate that existing and new allografts and technologies are attractive alternatives to existing tissue repair treatment options. To demonstrate this, we rely upon surgeon evaluations of the clinical safety, efficacy, ease of use, reliability and cost effectiveness of our tissue repair options and technologies. Recommendations and endorsements by influential surgeons are important to the commercial success of allograft products and technologies. In addition, several countries, notably Japan, prohibit the use of allografts. If allograft products and technologies are not broadly accepted in the marketplace, we may not achieve a competitive position in the market.

If adequate levels of reimbursement from third-party payors for our products are not obtained, surgeons and patients may be reluctant to use our products and our sales may decline.

In the United States, health care providers that purchase our products generally rely on third-party payors, principally federal Medicare, state Medicaid and private health insurance plans, to pay for all or a portion of the cost of joint reconstructive procedures and products utilized in those procedures. We may be unable to sell our products on a profitable basis if third-party payors deny coverage or reduce their current levels of reimbursement. Our sales depend largely on governmental health care programs and private health insurers reimbursing patients’ medical expenses. Surgeons, hospitals and other health care providers may not purchase our products if they do not receive satisfactory reimbursement from these third-party payors for the cost of the procedures using our products. Payors continue to review their coverage policies carefully for existing and new therapies and can, without notice, deny coverage for treatments that include the use of our products.

In addition, some health care providers in the United States have adopted or are considering a managed care system in which the providers contract to provide comprehensive heath care for a fixed cost per person. Health care providers may attempt to control costs by authorizing fewer elective surgical procedures, including joint reconstructive surgeries, or by requiring the use of the least expensive implant available.

If adequate levels of reimbursement from third-party payors outside of the United States are not obtained, international sales of our products may decline. Outside of the United States, reimbursement systems vary significantly by country. Many foreign markets have government-managed health care systems that govern reimbursement for medical devices and procedures. Canada, and some European and Asian countries, in particular France, Japan, Taiwan and Korea, have tightened reimbursement rates. Additionally, some foreign reimbursement systems provide for limited payments in a given period and therefore result in extended payment periods. For more information regarding reimbursement in the United States and abroad, see “Business—Third-Party Reimbursement” in our annual report on Form 10-K for the year ended December 31, 2006, which is incorporated herein by reference.

If surgeons do not recommend and endorse our products, our sales may decline or we may be unable to increase our sales and profits.

In order for us to sell our products, surgeons must recommend and endorse them. We may not obtain the necessary recommendations or endorsements from surgeons. Acceptance of our products depends on educating the medical community as to the distinctive characteristics, perceived benefits, clinical efficacy and cost-effectiveness of our products compared to products of our competitors and on training surgeons in the proper application of our products.

We rely on our independent sales distributors and sales representatives to market and sell our products.

Our success depends largely upon marketing arrangements with independent sales distributors and sales representatives, in particular their sales and service expertise and relationships with the customers in the marketplace. Independent distributors and sales representatives may terminate their relationships with us or devote insufficient sales efforts to our products. We do not control our independent distributors and they may not be successful in implementing our marketing plans. Our failure to maintain our existing relationships with our independent distributors and sales representatives could have an adverse effect on our operations. Similarly, our failure to recruit and retain additional skilled independent sales distributors and sales representatives could have an adverse effect on our operations. We have experienced turnover with some of our independent distributors in the past which adversely affected short-term financial results while we transitioned to new independent distributors. While we believe these transitions have been managed effectively, similar occurrences could happen in the future with different results which could have a greater adverse effect on our operations than we have previously experienced.

Fluctuations in insurance cost and availability could adversely affect our profitability or our risk management profile.

We hold a number of insurance policies, including product liability insurance, directors’ and officers’ liability insurance, property insurance and workers’ compensation insurance. If the costs of maintaining adequate insurance coverage should increase significantly in the future, our operating results could be materially adversely impacted. Likewise, if the availability of any of our current insurance coverage should become unavailable to us or economically impractical, we would be required to operate our business without indemnity from commercial insurance providers.

If we cannot retain our key personnel, we will not be able to manage and operate successfully and we may not be able to meet our strategic objectives.

Our success depends, in part, upon key managerial, scientific, sales and technical personnel, as well as our ability to continue to attract and retain additional highly qualified personnel. We compete for such personnel with other companies, academic institutions, governmental entities and other organizations. There can be no assurance that we will be successful in retaining our current personnel or in hiring or retaining qualified personnel in the future. Loss of key personnel or the inability to hire or retain qualified personnel in the future could have a material adverse effect on our ability to operate successfully. Further, any inability on our part to enforce non-compete arrangements related to key personnel who have left the business could have a material adverse effect on our business.

If a natural or man-made disaster strikes our manufacturing facility, we could be unable to manufacture our products for a substantial amount of time and our sales could decline.

We rely on our manufacturing facility in Arlington, Tennessee. This facility and the manufacturing equipment we use to produce our products would be difficult to replace and could require substantial lead-time to repair or replace. This facility may be affected by natural or man-made disasters. In the event our facility was affected by a disaster, we would be forced to rely on third-party manufacturers. Although we believe we possess adequate insurance for damage to our property and the disruption of our business from casualties, such insurance may not be sufficient to cover all of our potential losses and may not continue to be available to us on acceptable terms or at all.

Our business plan relies on certain assumptions about the market for our products, which, if incorrect, may adversely affect our profitability.

We believe that the aging of the general population and increasingly active lifestyles will continue and that these trends will increase the need for our orthopedic implant products. The projected demand for our products could materially differ from actual demand if our assumptions regarding these trends and acceptance of our products by the medical community prove to be incorrect or do not materialize, or if non-surgical treatments gain more widespread acceptance as a viable alternative to orthopedic implants.

Fluctuations in foreign currency exchange rates could result in declines in our reported sales and earnings.

Since a majority of our international sales are denominated in local currencies and not in U.S. dollars, our reported sales and earnings are subject to fluctuations in foreign exchange rates. Our international net sales were favorably affected by the impact of foreign currency fluctuations totaling approximately $3.5 million during the nine months ended September 30, 2007, and unfavorably affected by $300,000 during the year ended December 31, 2006. We currently employ a derivative program using 30-day foreign currency forward contracts to mitigate the risk of currency fluctuations on our intercompany receivable and payable balances that are denominated in foreign currencies. These forward contracts are expected to offset the transactional gains and losses on the related intercompany balances. These forward contracts are not designated as hedging instruments under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. Accordingly, the changes in the fair value and the settlement of the contracts are recognized in the period incurred.

Our quarterly operating results are subject to substantial fluctuations and you should not rely on them as an indication of our future results.

Our quarterly operating results may vary significantly due to a combination of factors, many of which are beyond our control. These factors include:

•	demand for products, which historically has been lowest in the third quarter;

•	our ability to meet the demand for our products;

•	increased competition;

•	the number, timing and significance of new products and product introductions and enhancements by us and our competitors;

•	our ability to develop, introduce and market new and enhanced versions of our products on a timely basis;

•	changes in pricing policies by us and our competitors;

•	changes in the treatment practices of orthopedic surgeons;

•	changes in distributor relationships and sales force size and composition;

•	the timing of material expense- or income-generating events and the related recognition of their associated financial impact;

•	the timing of significant orders and shipments;

•	availability of raw materials;

•	work stoppages or strikes in the health care industry;

•	changes in FDA and foreign governmental regulatory policies, requirements and enforcement practices;

•	changes in accounting policies, estimates, and treatments; and

•	general economic factors.

We believe that our quarterly sales and operating results may vary significantly in the future and that period-to-period comparisons of our results of operations are not necessarily meaningful and should not be relied upon as indications of future performance. We cannot assure you that our sales will increase or be sustained in future periods or that we will be profitable in any future period. Any shortfalls in sales or earnings from levels expected by securities or orthopedic industry analysts could have an immediate and significant adverse effect on the trading price of our common stock in any given period.

Our business could be adversely impacted if we have deficiencies in our internal control over financial reporting.

The design and effectiveness of our internal control over financial reporting may not prevent all errors, misstatements or misrepresentations. As part of management’s review of our internal control over financial reporting for the year ended December 31, 2006, pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, management concluded that, as of December 31, 2006, there was a material weakness in our internal control over financial reporting related to our method of calculating depreciation expense for our surgical instruments, as discussed in “Controls and Procedures” in our annual report on Form 10-K for the year ended December 31, 2006, which is incorporated herein by reference.

We believe that the controls we have implemented have remediated this material weakness. While management will continue to review the effectiveness of our internal control over financial reporting, we cannot assure you that our internal control over financial reporting will be effective in accomplishing all control objectives all of the time. Other deficiencies, particularly a material weakness in internal control over financial reporting, which may occur in the future, could result in misstatements of our results of operations, restatements of our financial statements, a decline in our stock price, or otherwise materially adversely affect our business, reputation, results of operation, financial condition or liquidity.

Risks relating to an investment in the notes and our common stock

The notes are unsecured, are effectively subordinated to all of our existing and future secured indebtedness and are structurally subordinated to all liabilities of our subsidiaries, including trade payables.

The notes are unsecured, are effectively subordinated to all of our existing and future secured indebtedness, to the extent of the assets securing such indebtedness, and are structurally subordinated to all liabilities of our subsidiaries, including trade payables. The notes are structurally subordinated to our $100 million revolving credit facility, which is guaranteed by our domestic subsidiaries. At September 30, 2007, our $100 million revolving credit facility had available borrowing capacity of $97.1 million, after considering outstanding letters of credit. The revolving credit facility can be increased by up to an additional $50 million at our request and subject to the agreement of the lenders. We currently have no borrowings outstanding under the credit facility. At September 30, 2007, we had capital lease obligations of approximately $1.2 million. We expect from time to time to incur additional indebtedness and other liabilities. The indenture pursuant to which the notes are issued will not limit the amount of indebtedness that we or any of our subsidiaries may incur. In the event of our insolvency, bankruptcy, liquidation, reorganization, dissolution or winding up, we may not have sufficient assets to pay amounts due on any or all of the notes then outstanding. See “Description of Notes—General.”

None of our subsidiaries has guaranteed or otherwise become obligated with respect to the notes. Our right to receive assets from any of our subsidiaries upon its liquidation or reorganization, and the right of holders of the notes to participate in those assets, is structurally subordinated to claims of that subsidiary’s creditors, including trade creditors. Even if we were a creditor of any of our subsidiaries, our rights as a creditor would be subordinate to any security interest in the assets of that subsidiary and any indebtedness of that subsidiary senior to that held by us. Furthermore, none of our subsidiaries is under any obligation to make payments to us, and any payments to us would depend on the earnings or financial condition of our subsidiaries and various business considerations. Statutory, contractual or other restrictions may also limit our subsidiaries’ ability to pay dividends or make distributions, loans or advances to us. For these reasons, we may not have access to any assets or cash flows of our subsidiaries to make payments on the notes.

Future sales or issuances of our common stock may depress the trading price of our common stock and the notes.

The sale of substantial amounts of our common stock could adversely impact the market price of our common stock, which could in turn negatively affect the trading price of the notes. In addition, the price of our common stock could also be affected by possible sales of our common stock by investors who view the notes as a more attractive means of equity participation in our company and by hedging or arbitrage trading activity that we expect to develop involving our common stock. The hedging or arbitrage could, in turn, negatively affect the trading price of the notes.

An active trading market for the notes may not develop.

The notes are a new issue of securities for which there is currently no trading market, and an active trading market might never develop. To the extent that an active trading market does not develop, the liquidity and trading prices for the notes may be harmed. If the notes are traded after their initial issuance, they may trade at a discount from their initial offering price, depending on prevailing interest rates, the market for similar securities, the price and volatility in the price of our shares of common stock, our performance and other factors.

We have no plans to list the notes on a securities exchange. We have been advised by the underwriters that they presently intend to make a market in the notes. However, the underwriters are not obligated to do so. Any market-making activity, if initiated, may be discontinued at any time, for any reason or for no reason, and without notice. If the underwriters cease to act as market makers for the notes, we cannot assure you that another firm or person will make a market in the notes.

Even if a trading market for the notes develops, it may not be liquid. The liquidity of any market for the notes will depend upon the number of holders of the notes, our results of operations and financial condition, the market for similar securities, the interest of securities dealers in making a market in the notes and other factors.

Fluctuations in the price of our common stock may impact the price of the notes and may make the notes more difficult to resell.

Because the notes are convertible into shares of our common stock, volatility or depressed prices for our common stock could have a similar effect on the trading price of the notes and/or the value of the consideration payable upon the conversion of the notes. Holders who receive common stock upon conversion of the notes will also be subject to the risk of volatility and depressed prices of our common stock.

The limited protections in the indenture and notes against certain types of important corporate events may not protect your investment.

The indenture for the notes does not:

•	require us to maintain any financial ratios or specific levels of net worth, revenues, income, cash flows or liquidity;

•	protect holders of the notes in the event that we experience significant adverse changes in our financial condition or results of operations;

•	limit our subsidiaries’ ability to incur indebtedness, which would effectively rank senior to the notes;

•	limit our ability to incur secured indebtedness that would effectively rank senior to the notes to the extent of the value of the assets securing the indebtedness;

•	limit our ability to incur indebtedness that is equal in right of payment to the notes;

•	restrict our subsidiaries’ ability to issue securities or incur liabilities that would be structurally senior to our indebtedness;

•	restrict our ability to repurchase or prepay our securities; or

•	restrict our ability to make investments or to repurchase or pay dividends or make other payments in respect of our common stock or other securities ranking junior to the notes.

Furthermore, the indenture for the notes contains only limited protections in the event of a fundamental change. We could engage in many types of transactions, such as certain acquisitions, refinancings or recapitalizations, that could substantially affect our capital structure and the value of the notes and our common stock, but would not constitute a “fundamental change” that permits holders to require us to purchase their notes. For these reasons, you should not consider the purchase feature of the notes as a significant factor in evaluating whether to invest in the notes.

The conversion rate for the notes may not be adjusted for all dilutive events that may occur.

The conversion rate for the notes is subject to adjustment for certain events including, but not limited to, the issuance of stock dividends on shares of our common stock, the issuance of certain rights or warrants, subdivisions or combinations of shares of our common stock, certain distributions of assets, debt securities, capital stock or cash to holders of our common stock and certain issuer tender or exchange offers as described under “Description of Notes—Conversion Rate Adjustments.” Such conversion rates will not be adjusted for other events, such as stock issuances for cash or third-party tender offers, that may adversely affect the trading price of the notes or any common stock. See “Description of Notes—Conversion Rate Adjustments.” We are not restricted from issuing additional common stock during the life of the notes and have no obligation to consider the interests of holders of the notes in deciding whether to issue common stock. There can be no assurance that an event that adversely affects the value of the notes, but does not result in an adjustment to the conversion rate, will not occur.

The adjustment to the conversion rate for notes converted in connection with a make-whole fundamental change may not adequately compensate you for any lost value of your notes as a result of such transaction.

If a make-whole fundamental change (as defined herein) occurs, under certain circumstances we will increase the conversion rate by a number of additional shares of our common stock for notes converted in connection with such make-whole fundamental change. The increase in the conversion rate will be determined based on the date on which the make-whole fundamental change becomes effective and the price paid per share of our common stock in the make-whole fundamental change (in the case of a make-whole fundamental change described in clause (2) of the definition of fundamental change in which holders of our common stock receive only cash), or in the case of any other make-whole fundamental change, the average of the last reported sale prices per share of our common stock over the five trading day period ending on the trading day preceding the effective date of such other make-whole fundamental change, as described below under “Description of Notes—Conversion Rate Adjustments—Adjustment to Shares Delivered Upon Conversion Upon a Make-Whole Fundamental Change.” The adjustment to the conversion rate for notes converted in connection with a make-whole fundamental change may not adequately compensate you for any lost option value with respect to your notes as a result of such make-whole fundamental change. In addition, if the price of our common stock used to determine the adjustment upon a make-whole fundamental change is greater than $130.00 per share or less than $26.12 per share (each such price, subject to adjustment), no adjustment will be made to the conversion rate. In addition, in no event will the total number of shares of common stock issuable upon conversion as a result of this adjustment exceed 38.2848 per $1,000 principal amount of the notes, subject to adjustments in the same manner as the conversion rate as set forth under “Description of Notes—Conversion Rate Adjustments.” In addition, our obligation to increase the conversion rate in connection with any such make-whole fundamental change could be considered a penalty, in which case the enforceability thereof would be subject to general principles of reasonableness of economic remedies.

Because your right to require our purchase of the notes is limited, the market prices of the notes may decline if we enter into a transaction that is not a fundamental change under the indenture.

The term “fundamental change” is limited and may not include every event that might cause the market prices of the notes to decline or result in a downgrade of the credit rating of the notes. Our obligation to purchase the notes upon a fundamental change may not preserve the value of the notes in the event of a highly leveraged transaction, reorganization, merger or similar transaction. See “Description of Notes—Fundamental Change Permits Holders to Require Us to Purchase Notes.”

If you hold notes, you are not entitled to any rights with respect to our common stock, but you are subject to all changes made with respect to our common stock.

If you hold notes, you are not entitled to any rights with respect to our common stock (including, without limitation, voting rights and rights to receive any dividends or other distributions on our common stock), but you are subject to all changes to our common stock that might be adopted by the holders of our common stock to curtail or eliminate any of the powers, preferences or special rights of our common stock, or impose new restrictions or qualifications upon our common stock. You will not be entitled to any rights as a holder of our common stock until the close of business on the conversion date. For example, in the event that an amendment is proposed to our certificate of incorporation or bylaws requiring shareholder approval and the record date for determining the shareholders of record entitled to vote on the amendment occurs prior to delivery of any common stock upon conversion of your notes, you will not be entitled to vote on the amendment, although you will nevertheless be subject to any changes in the powers, preferences or special rights of our common stock.

We may be prohibited from paying the notes when due, including the fundamental change purchase price, or we may not be able to raise the funds necessary to repay the notes when due or finance a fundamental change purchase.

At maturity, the entire outstanding principal amount of the notes will become due and payable. In addition, upon the occurrence of a fundamental change, holders of notes may require us to purchase their notes. However, it is possible that we would not have sufficient funds to repay the notes at maturity or to make the required purchase of the notes.

In addition, our ability to pay the notes at maturity or to purchase the notes upon a fundamental change may be limited by the terms of other agreements relating to our debt outstanding at the time, including our revolving credit facility, which limits our ability to purchase the notes for cash in certain circumstances. Our revolving credit facility prohibits us from making any cash payments for the purchase of the notes upon the occurrence of a fundamental change, and hence we may not be able to purchase the notes for cash upon the occurrence of a fundamental change unless the revolving credit facility is amended to eliminate these restrictions or is no longer outstanding at the time of such required payment. Any of our future debt agreements may contain similar restrictions. Our failure to purchase tendered notes at a time when the purchase is required by the indenture would constitute a default under the indenture, which in turn would constitute an event of default under our revolving credit facility or under the other future agreements governing our indebtedness at such time. If the repayment of the related indebtedness were to be accelerated after any applicable notice or grace periods, we may not have sufficient funds to repay the indebtedness or purchase the notes.

The fundamental change purchase feature of the notes may delay or prevent an otherwise beneficial attempt to take over our company.

The terms of the notes require us to purchase the notes for cash in the event of a fundamental change. A takeover of our company would trigger the requirement that we purchase the notes.

This may have the effect of delaying or preventing a takeover of our company that would otherwise be beneficial to investors in the notes.

We may be unable to raise additional financing necessary to conduct our business, make payments when due or refinance our debt, which may cause dilutive effects to the holders of our common stock.

We may need to raise additional funds in the future in order to implement our business plan, to refinance our debt, to conduct research and development, to fund marketing programs or to acquire complementary businesses, technologies or services. We have a credit facility available for borrowing, but may require additional financings. Any required additional financing may be unavailable on terms favorable to us, or at all. If we raise additional funds by issuing equity securities, holders of common stock may experience significant dilution of their ownership interest and these securities may have rights senior to those of the holders of our common stock. If we cannot obtain additional financing when required on acceptable terms, we may be unable to fund our expansion, develop or enhance our products and services, take advantage of business opportunities or respond to competitive pressure.

We have never declared or paid any cash dividends on our common stock.

We have never declared or paid cash dividends on our common stock. We currently intend to retain all future earnings for the operation and expansion of our business. We do not anticipate declaring or paying cash dividends on our common stock in the foreseeable future. Any payment of cash dividends on our common stock will be at the discretion of our board of directors and will depend upon our results of operations, earnings, capital requirements, contractual restrictions and other factors deemed relevant by our board of directors. In addition, our current credit facility prohibits us from paying any cash dividends without the lenders’ consent. If we do not pay cash dividends in the future, you may not receive a return on your investment in our common stock through the payment of dividends and you may not realize a return on your investment even if you sell your shares. As a result, you may not be able to resell your shares at or above the price you paid for them. In addition, an absence of dividends could reduce our attractiveness to investors, which could depress the price of the notes or our common stock.

You may have to pay taxes with respect to distributions on our common stock that you do not receive.

The conversion rate of the notes is subject to adjustment for certain events arising from stock splits and combinations, stock dividends, cash dividends and certain other actions by us that modify our capital structure. If, for example, the conversion rate is adjusted as a result of a distribution that is taxable to holders of our common stock, such as a cash dividend, you may be required to include an amount in income for U.S. federal income tax purposes, notwithstanding the fact that you do not receive an actual distribution. In addition, Non-U.S. holders (as defined below) may, in certain circumstances, be deemed to have received a distribution subject to U.S. federal withholding taxes, which we may, at our option, set off against payments of cash and deliveries of common stock on the notes. See the discussions under the headings “Material U.S. Federal Income Tax Considerations—U.S. Holders—Constructive Distributions” and “Material U.S. Federal Income Tax Considerations—Non-U.S. Holders—Dividends” for more details.

We will have broad discretion over the use of the proceeds to us from this offering and may apply it to uses that do not improve our operating results or the value of your securities.

We have significant flexibility in applying the proceeds that we receive from this offering, and investors will be relying solely on the judgment of our board of directors and management regarding the application of these proceeds. Because the proceeds are not allocated to any specific purpose and/or investment or transaction, investors will not have the opportunity, as part of their investment decision, to assess whether the proceeds are being used appropriately. Our use of the proceeds may not improve our operating results or increase the value of the securities being offered by us in this offering.

Ratio of earnings to fixed charges

The following table presents our ratios of earnings to fixed charges for the nine months ended September 30, 2007 and for the years ended December 31 of the years indicated. We compute this ratio by dividing the sum of earnings before income taxes and fixed charges by fixed charges. Fixed charges represent interest, amortization of debt issuance costs and the interest factor of all rentals, consisting of an appropriate interest factor on operating leases.

	Nine months
	ended
	September 30,	Year ended December 31,
	20071 2	2006[2]	2005	2004	2003	2002

Ratio of earnings to fixed charges	1.7	9.6	13.9	15.9	13.9	17.2

(1)	In June 2007, we announced our plans to close our facilities in Toulon, France. During the nine months ended September 30, 2007, we recognized $14.5 million of restructuring charges related to this closure. For further discussion of our restructuring charges, see Note 11 to our condensed consolidated financial statements in our quarterly report on Form 10-Q for the quarter ended September 30, 2007, which is incorporated herein by reference.

(2)	Effective January 1, 2006, we adopted Statement of Financial Accounting Standards (“SFAS”) No. 123 (Revised 2004), Share-Based Payment, which requires stock-based compensation costs to be measured using the grant date fair value and recognized as expense over the vesting period. We elected the modified prospective method of transition, under which prior periods are not revised for comparative purposes. As a result, 2007 and 2006 amounts are not comparable to prior years.

Use of proceeds

The proceeds to us from this offering, after deducting commissions and our estimated offering expenses, are estimated to be $169.2 million (assuming the underwriters do not exercise their options to purchase additional notes) and $193.5 million (assuming the underwriters exercise in full their option to purchase additional notes). We intend to use the net proceeds from this offering for general corporate purposes, including for acquisitions from time to time. See also “Underwriting.”

Price range of our common stock

Our common stock trades on The Nasdaq Global Select Market under the symbol “WMGI.” The following table sets forth, for the periods indicated, the high and low sales price per share for our common stock as reported on The Nasdaq Global Select Market. On November 19, 2007, the last reported sale price for our common stock was $26.12 per share.

	High	Low

Fiscal Year 2007
First Quarter	$23.49	$20.97
Second Quarter	$25.79	$21.82
Third Quarter	$28.51	$23.50
Fourth Quarter (through November 19, 2007)	$31.80	$25.05
Fiscal Year 2006
First Quarter	$22.69	$18.54
Second Quarter	$24.80	$19.17
Third Quarter	$24.79	$20.20
Fourth Quarter	$25.09	$22.47
Fiscal Year 2005
First Quarter	$28.13	$23.51
Second Quarter	$28.11	$22.44
Third Quarter	$28.56	$23.65
Fourth Quarter	$24.81	$18.27

The number of stockholders of record as of November 13, 2007 was 206, which excludes individual stockholders whose shares were held in nominee name.

Dividend policy

We have never declared or paid cash dividends on our common stock. We currently intend to retain all future earnings for the operation and expansion of our business. We do not anticipate declaring or paying cash dividends on our common stock in the foreseeable future. Any payment of cash dividends on our common stock will be at the discretion of our board of directors and will depend upon our results of operations, earnings, capital requirements, contractual restrictions and other factors deemed relevant by our board of directors. In addition, our current credit facility prohibits us from paying any cash dividends without the lenders’ consent.

Capitalization

The following unaudited table sets forth our cash and cash equivalents and capitalization as of September 30, 2007 and as adjusted to give effect to this offering and the application of the estimated net proceeds therefrom as set forth under “Use of Proceeds.” You should read this table in conjunction with the financial statements and accompanying notes, as well as the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in our annual report on Form 10-K for the year ended December 31, 2006 and our quarterly report on Form 10-Q for the quarter ended September 30, 2007, each of which is incorporated herein by reference.

	As of September 30,
in thousands, except share data	2007
(unaudited)	Actual	As adjusted

Cash, cash equivalents and marketable securities	$57,073	$226,283

Debt:
Convertible senior notes offered hereby	–	175,000
Capitalized lease obligations, including current portion	1,186	1,186

Total debt	1,186	176,186
Stockholders’ equity
Common stock, par value $.01 per share, authorized: 100,000,000 shares; issued and outstanding: 36,105,770 shares	361	361
Additional paid-in capital	327,578	327,578
Accumulated other comprehensive income	23,439	23,439
Retained earnings	23,769	23,769

Total stockholders’ equity	375,147	375,147

Total capitalization	$376,333	$551,333

Selected consolidated financial data

Set forth below is certain selected financial information relating to us for the periods indicated. The selected financial information set forth as of December 31, 2006 and 2005 and for the years ended December 31, 2006, 2005 and 2004 has been excerpted or derived from the audited financial statements contained in our annual report on Form 10-K for the year ended December 31, 2006. The selected financial information set forth as of September 30, 2007 and for the nine months ended September 30, 2007 and 2006 has been excerpted or derived from the unaudited financial statements set forth in our quarterly report on Form 10-Q for the quarter ended September 30, 2007. In the opinion of management, the financial information as of September 30, 2007 and for the nine months ended September 30, 2007 and 2006 reflects all normal recurring adjustments considered necessary for a fair presentation. Operating results for the nine months ended September 30, 2007 are not necessarily indicative of the results that may be expected for the year ending December 31, 2007. More comprehensive information is included in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our annual report on Form 10-K for the year ended December 31, 2006 and our quarterly report on Form 10-Q for the quarter ended September 30, 2007 and the financial information that follows should be read in conjunction therewith. The financial information that follows is qualified in its entirety by reference to such reports, which are incorporated into this prospectus by reference.

	As of and for the
	nine months ended		As of and for the
	September 30,		year ended December 31,
(in thousands, except per share amounts)	20071 2	2006[2]	2006[2]	2005	2004

Results of operations
Net sales	$283,694	$252,385	$338,938	$319,137	$297,539
Cost of sales	80,003	72,245	97,234	91,752	84,251

Gross profit	$203,691	$180,140	$241,704	$227,385	$213,288
Operating (loss) income	$(519)	$13,496	$19,431	$33,481	$38,413
Net (loss) income	$(423)	$8,664	$14,411	$21,065	$24,022
(Loss) earnings per share—basic	$(0.01)	$0.25	$0.42	$0.62	$0.72
(Loss) earnings per share—diluted	$(0.01)	$0.25	$0.41	$0.60	$0.68
Balance sheet data
Cash, cash equivalents and marketable securities	$57,073		$88,264	$76,277
Current assets	$291,570		$279,722	$260,381
Noncurrent assets	$168,946		$129,680	$111,429
Current liabilities	$78,448		$59,416	$64,255
Noncurrent liabilities	$6,921		$14,162	$15,547

(1)	In June 2007, we announced our plans to close our facilities in Toulon, France. During the nine months ended September 30, 2007, we recognized $14.5 million of restructuring charges related to this closure. For further discussion of our restructuring charges, see Note 11 to our condensed consolidated financial statements in our quarterly report on Form 10-Q for the quarter ended September 30, 2007, which is incorporated herein by reference.

(2)	Effective January 1, 2006, we adopted SFAS No. 123 (Revised 2004), Share-Based Payment, which requires stock-based compensation costs to be measured using the grant date fair value and recognized as expense over the vesting period. We elected the modified prospective method of transition, under which prior periods are not revised for comparative purposes. As a result, 2007 and 2006 amounts are not comparable to prior years.

Description of notes

We will issue the notes under an indenture by and between us and The Bank of New York, as trustee. As used in this description of notes, the words “we,” “us,” “our” or “the Company” refer only to Wright Medical Group, Inc., a Delaware corporation, and do not include any of our current or future subsidiaries. We have summarized below the material provisions of the indenture and the notes. The following description is not complete and is subject to, and qualified by reference to, all of the provisions of the indenture and the notes, which we urge you to read because they define your rights as a note holder. Copies of the indenture, including forms of the notes, are available upon request to us. See “Where You Can Find Additional Information.”

For purposes of this prospectus, references to the payment of interest include the payment of additional interest, if any, accrued pursuant to the terms of the indenture, unless otherwise specified.

General

We are offering $175,000,000 aggregate principal amount of our 2.625% Convertible Senior Notes due 2014 (or $200,000,000 if the underwriters exercise their over-allotment option in full), which we refer to as the “notes.” The notes will mature on December 1, 2014, subject to earlier conversion, redemption or purchase. The notes will be issued in denominations of $1,000 or in integral multiples of $1,000. The notes will be payable at the principal corporate trust office of the paying agent, which initially will be an office or agency of the trustee, or an office or agency maintained by us for such purpose.

The notes will be our general, senior unsecured obligations and will be effectively subordinated to all of our existing and future secured debt, to the extent of the assets securing such debt, and are structurally subordinated to all liabilities of our subsidiaries, including trade payables. The notes are structurally subordinated to our revolving credit facility, which is guaranteed by our domestic subsidiaries. At September 30, 2007, our $100,000,000 revolving credit facility had available borrowing capacity of $97,100,000, after considering outstanding letters of credit. The revolving credit facility can be increased by up to an additional $50,000,000 at our request and subject to the agreement of the lenders. We currently have no borrowings outstanding under the revolving credit facility. We expect from time to time to incur additional indebtedness and other liabilities. The indenture governing the notes will not limit the amount of indebtedness that we or any of our subsidiaries may incur.

The notes will bear interest at the rate of 2.625% per year. Interest on the notes will accrue from the most recent date to which interest has been paid or provided for or, if no such interest has been paid, from November 26, 2007, the “issue date.” Interest will be payable semiannually in arrears on June 1 and December 1 of each year, beginning on June 1, 2008, to holders of record at the close of business on the May 15 or the November 15 (each such date, a “record date”) immediately preceding such interest payment date. Each payment of interest on the notes will include interest accrued for the period commencing on, and including, the immediately preceding interest payment date (or, if none, the issue date) through the day before the applicable interest payment date (or the applicable purchase date). Any payment required to be made on any day that is not a business day will be made on the next succeeding business day. Interest will be calculated using a 360-day year composed of twelve 30-day months. A “business day” is any weekday that is not a day on which banking institutions in The City of New York are authorized or obligated to close. Interest will cease to accrue on a note upon its maturity, conversion, redemption or purchase by us at the option of a holder upon a fundamental change.

Notes may be presented for conversion at the office of the conversion agent and for exchange or registration of transfer at the office of the registrar. The conversion agent and the registrar shall initially be the trustee. No service charge will be made for any registration of transfer or exchange of notes. However, we may require the holder to pay any tax, assessment or other governmental charge payable as a result of such transfer or exchange.

We may at any time, to the extent permitted by applicable law, purchase the notes in the open market or by tender at any price or by private agreement.

Conversion Rights

General

Holders may convert their notes into shares of our common stock at any time on or prior to the close of business on the business day immediately preceding the maturity date at an initial conversion rate of 30.6279 shares of our common stock, par value $0.01 per share (“common stock”), per $1,000 principal amount of notes (equivalent to an initial conversion price (as defined below) of approximately $32.65 per share of common stock).

Holders may convert their notes in part so long as such part is $1,000 principal amount or an integral multiple thereof.

If a holder has submitted its notes for purchase upon a fundamental change, such holder may thereafter convert its notes only if it has previously withdrawn its written purchase notice in accordance with the terms of the indenture.

Upon conversion of notes, a holder will not receive any cash payment of interest (unless such conversion occurs between a regular record date and the interest payment date to which it relates). We will not issue fractional shares of common stock upon conversion of notes. Instead, we will pay cash in lieu of fractional shares based on the last reported sale price of our common stock on the trading day prior to the applicable conversion date. Our delivery to the holder of the full number of shares of our common stock into which the note is convertible, together with any cash in lieu of fractional shares, will be deemed to satisfy our obligation to pay:

•	the principal amount of the note; and

•	accrued but unpaid interest attributable to the period from the most recent interest payment date to the conversion date.

As a result, accrued but unpaid interest to the conversion date is deemed to be paid in full rather than cancelled, extinguished or forfeited.

Notwithstanding the preceding paragraph, if notes are converted after a record date but prior to the next succeeding interest payment date, holders of such notes at the close of business on the record date will receive the interest payable on such notes on the corresponding interest payment date notwithstanding the conversion. Such notes, upon surrender for conversion during the period from 5:00 p.m., New York City time, on any record date to 9:00 a.m., New York City time, on the immediately following interest payment date, must be accompanied by funds equal to the amount of interest payable on the notes so converted; provided that no such payment need be made:

•	if we have specified a fundamental change purchase date that is after a record date but on or prior to the next succeeding interest payment date;

•	with respect to any notes converted after the record date immediately preceding the maturity date of the notes;

•	if we have specified a redemption date that is after a record date but on or prior to the next succeeding interest payment date; or

•	to the extent of any overdue interest that exists at the time of conversion with respect to such note.

Conversion procedures

To convert its note into shares of our common stock, a holder must:

•	complete and manually sign the conversion notice on the back of the note or facsimile of the conversion notice and deliver this notice to the conversion agent;

•	surrender the note to the conversion agent;

•	if required, furnish appropriate endorsements and transfer documents;

•	if required, pay all transfer or similar taxes; and

•	if required, pay funds equal to interest payable on the next interest payment date.

The date a holder complies with these requirements is the “conversion date” under the indenture. If a holder holds a beneficial interest in a global note, to convert such holder must comply with the last two requirements listed above and comply with DTC’s procedures for converting a beneficial interest in a global note. A holder will not be entitled to any rights as a holder of our common stock, including, among other things, the right to vote and receive dividends and notices of stockholder meetings, until the close of business on the conversion date. Settlement will occur as soon as practicable, but in any event within three business days of the relevant conversion date.

Conversion rate adjustments

General

The conversion rate will be adjusted as described below, except that we will not make any adjustments to the conversion rate if holders of the notes participate, as a result of holding the notes, in any of the transactions described below without having to convert their notes as if they held the full number of shares underlying their notes.

(1) If we exclusively issue shares of our common stock as a dividend or distribution on shares of our common stock, or if we effect a share split or share combination, the conversion rate will be adjusted based on the following formula:

CR1 =	CR0 x	OS1
OS0

where,

CR0 = the conversion rate in effect immediately prior to the record date of such dividend or distribution, or the effective date of such share split or combination, as applicable;

CR1 = the conversion rate in effect immediately after the record date of such dividend or distribution or such share split or combination, as applicable;

OS0 = the number of shares of our common stock outstanding immediately prior to such record date or effective date; and

OS1 = the number of shares of our common stock that would be outstanding immediately after, and solely as a result of, such dividend, distribution, share split or share combination.

(2) If we issue to all or substantially all holders of our common stock any rights or warrants entitling them for a period of not more than 60 calendar days to subscribe for or purchase shares of our common stock, at a price per share less than the average of the last reported sale prices of our common stock for the 10 consecutive trading day period ending on the trading day immediately preceding the date of announcement of such issuance, the conversion rate will be adjusted based on the following formula (provided that the conversion rate will be readjusted to the extent that such rights or warrants are not exercised prior to their expiration):

CR1 =	CR0 x	OS0 + X
OS0 + Y

where,

CR0 = the conversion rate in effect immediately prior to the record date for such issuance;

CR1 = the conversion rate in effect immediately after the record date for such issuance;

OS0 = the number of shares of our common stock outstanding immediately prior to such record date;

X = the total number of shares of our common stock issuable pursuant to such rights or warrants; and

Y = the number of shares of our common stock equal to the aggregate price payable to exercise such rights or warrants divided by the average of the last reported sale prices of our common stock over the 10 consecutive trading day period ending on the trading day immediately preceding the date of announcement of the issuance of such rights or warrants.

(3) If we distribute shares of our capital stock, evidences of our indebtedness, other assets or property of ours or rights or warrants to acquire our capital stock or other securities, to all or substantially all holders of our common stock, excluding

•	dividends or distributions and rights or warrants described in clause (1) or (2) above;

•	dividends or distributions paid exclusively in cash; and

•	spin-offs to which the provisions set forth below in this clause (3) shall apply;

then the conversion rate will be adjusted based on the following formula:

CR1	=	CR0	x	SP0
SP0 − FMV

where,

CR0 = the conversion rate in effect immediately prior to the record date for such distribution;

CR1 = the conversion rate in effect immediately after the record date for such distribution;

SP0 = the average of the last reported sale prices of our common stock over the 10 consecutive trading day period ending on the trading day immediately preceding the ex-dividend date for such distribution; and

FMV = the fair market value (as determined by our board of directors) of the shares of capital stock, evidences of indebtedness, assets, property, rights or warrants distributed with respect to each outstanding share of our common stock on the ex-dividend date for such distribution.

With respect to an adjustment pursuant to this clause (3) where there has been a payment of a dividend or other distribution on our common stock of shares of capital stock of any class or series, or similar equity interest, of or relating to a subsidiary or other business unit, which we refer to as a “spin-off,” the conversion rate will be increased based on the following formula:

CR1	=	CR0	x	FMV0 + MP0
MP0

where,

CR0 = the conversion rate in effect immediately prior to the end of the valuation period (as defined below);

CR1 = the conversion rate in effect immediately after the end of the valuation period;

FMV0 = the average of the last reported sale prices of the capital stock or similar equity interest distributed to holders of our common stock applicable to one share of our common stock over the first 10 consecutive trading day period after, and including, the effective date of the spin-off (the “valuation period”); and

MP0 = the average of the last reported sale prices of our common stock over the valuation period.

The adjustment to the conversion rate under the preceding paragraph will occur on the last day of the valuation period; provided that in respect of any conversion during the valuation period, references with respect to 10 trading days shall be deemed replaced with such lesser number of trading days as have elapsed between the effective date of such spin off and the conversion date in determining the applicable conversion rate.

(4) If any cash dividend or distribution is made to all or substantially all holders of our common stock, the conversion rate will be adjusted based on the following formula:

CR1	=	CR0	x	SP0
SP0 − C

where,

CR0 = the conversion rate in effect immediately prior to the record date for such dividend or distribution;

CR1 = the conversion rate in effect immediately after the record date for such dividend or distribution;

SP0 = the last reported sale price of our common stock on the trading day immediately preceding the ex-dividend date for such dividend or distribution; and

C = the amount in cash per share we distribute to holders of our common stock.

(5) If we or any of our subsidiaries make a payment in respect of a tender offer or exchange offer for our common stock, to the extent that the cash and value of any other consideration included in the payment per share of common stock exceeds the last reported sale price of our common stock on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer, the conversion rate will be increased based on the following formula:

CR1	=	CR0	x	AC + (SP1 x OS1)
OS0 x SP1

where,

CR0 = the conversion rate in effect immediately prior to the effective date of the adjustment;

CR1 = the conversion rate in effect on the effective date of the adjustment;

AC = the aggregate value of all cash and any other consideration (as determined by our board of directors) paid or payable for shares purchased in such tender or exchange offer;

OS0 = the number of shares of our common stock outstanding immediately prior to the date such tender or exchange offer expires;

OS1 = the number of shares of our common stock outstanding immediately after the date such tender or exchange offer expires (after giving effect to such tender or exchange offer); and

SP1 = the average of the last reported sale prices of our common stock over the 10 consecutive trading day period commencing on, and including, the trading day next succeeding the date such tender or exchange offer expires.

The adjustment to the conversion rate under the preceding paragraph will occur at the close of business on the tenth trading day from, and including, the trading day next succeeding the date such tender or exchange offer expires; provided that in respect of any conversion within 10 trading days immediately following, and including, the expiration date of any tender or exchange offer, references with respect to 10 trading days shall be deemed replaced with such lesser number of trading days as have elapsed between the expiration date of such tender or exchange offer and the conversion date in determining the applicable conversion rate.

Except as stated herein, we will not adjust the conversion rate for the issuance of shares of our common stock or any securities convertible into or exchangeable for shares of our common stock or the right to purchase shares of our common stock or such convertible or exchangeable securities. If, however, the application of the foregoing formulas would result in a decrease in the conversion rate, no adjustment to the conversion rate will be made (other than as a result of a share split or share combination).

As used in this section, “ex-dividend date” means the first date on which the shares of our common stock trade on the applicable exchange or in the applicable market, regular way, without the right to receive the issuance or distribution in question.

The “last reported sale price” of our common stock or any other security on any date means the closing sale price per share (or, if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average asked prices) on that date as reported in composite transactions for the principal U.S. securities exchange on which our common stock or such other security is traded. If our common stock or such other security is not listed for trading on a U.S. national or regional securities exchange on the relevant date, the “last reported sale price” will be the last quoted bid price for our common stock or such other security in the over-the-counter market on the relevant date as reported by the National Quotation Bureau or similar organization. If our common stock or such other security is not so quoted, the “last reported sale price” will be the average of the mid-point of the last bid and ask prices for our common stock or such other security on the relevant date from each of at least three nationally recognized independent investment banking firms selected by us for this purpose.

“Trading day” means a day on which (i) trading in securities generally occurs on The Nasdaq Global Select Market or, if our common stock is not then listed on The Nasdaq Global Select Market, on the principal other United States national or regional securities exchange on which our common stock is then listed or, if our common stock is not then listed on a United States national or regional securities exchange, in the principal other market on which our common stock is then traded, and (ii) a last reported sale price for our common stock is available on such securities exchange or market. If our common stock (or other security for which a closing sale price must be determined) is not so listed or traded, “trading day” means a “business day.”

We are permitted in our sole discretion to increase the conversion rate of the notes by any amount for a period of at least 20 business days if our board of directors determines that such increase would be in our best interest. We may also (but are not required to) increase the conversion rate to avoid or diminish income tax to holders of our common stock or rights to purchase shares of our common stock in connection with a dividend or distribution of shares (or rights to acquire shares) or similar event.

A holder may, in some circumstances, including the distribution of cash dividends to holders of our shares of common stock, be deemed to have received a distribution or dividend subject to U.S. federal income tax as a result of an adjustment or the nonoccurrence of an adjustment to the conversion rate. For a discussion of the U.S. federal income tax treatment of an adjustment to the conversion rate, see “Material U.S. Federal Income Tax Considerations.”

To the extent that we have a rights plan in effect upon conversion of the notes into shares of our common stock, you will receive, in addition to any common stock received in connection with such conversion, the rights under the rights plan, unless prior to any conversion, the rights have separated from the common stock, in which case, and only in such case, the conversion rate will be adjusted at the time of separation as if we distributed to all holders of our common stock, shares of our capital stock, evidences of indebtedness, assets, property, rights or warrants as described in clause (3) above, subject to readjustment in the event of the expiration, termination or redemption of such rights.

Notwithstanding any of the foregoing, the applicable conversion rate will not be adjusted

•	upon the issuance of any shares of our common stock pursuant to any present or future plan providing for the reinvestment of dividends or interest payable on our securities and the investment of additional optional amounts in shares of our common stock under any plan;

•	upon the issuance of any shares of our common stock or options or rights to purchase those shares pursuant to any present or future employee, director or consultant benefit plan or program of or assumed by us or any of our subsidiaries;

•	upon the issuance of any shares of our common stock pursuant to any option, warrant, right or exercisable, exchangeable or convertible security not described in the preceding bullet and outstanding as of the date the notes were first issued;

•	for a change in the par value of the common stock; or

•	for accrued and unpaid interest.

Adjustments to the applicable conversion rate will be calculated to the nearest 1/10,000th of a share.

Recapitalizations, reclassifications and changes of our common stock

In the case of any recapitalization, reclassification or change of our common stock (other than changes resulting from a subdivision or combination), a consolidation, merger or combination involving us, a sale, lease or other transfer to a third party of the consolidated assets of ours and our subsidiaries substantially as an entirety, or any statutory share exchange, in each case as a result of which our common stock would be converted into, or exchanged for, stock, other securities, other property or assets (including cash or any combination thereof), then, at the effective time of the transaction, the right to convert a note will be changed into a right to convert it into the kind and amount of shares of stock, other securities or other property or assets (including cash or any combination thereof) that a holder of a number of shares of common stock equal to the conversion rate prior to such transaction would have owned or been entitled to receive (the “reference property”) upon such transaction. If the transaction causes our common stock to be converted into the right to receive more than a single type of consideration (determined based in part upon any form of stockholder election), the reference property into which the notes will be convertible will be deemed to be the weighted average of the types and amounts of consideration actually received by the holders of our common stock. We will agree in the indenture not to become a party to any such transaction unless its terms are consistent with the foregoing.

Adjustment to shares delivered upon conversion upon a make-whole fundamental change

If a fundamental change described in clause (1) or (2) in the definition below (determined after giving effect to any exceptions or exclusions to such definition, other than the proviso in clause (2) of the definition thereof, and excluding a fundamental change that would not result in a purchase right as a result of the paragraph immediately following the definition of

“fundamental change,” a “make-whole fundamental change”) occurs and a holder elects to convert its notes in connection with such make-whole fundamental change, we will, under certain circumstances, increase the conversion rate for the notes so surrendered for conversion by a number of additional shares of our common stock (the “additional shares”), as described below. A conversion of notes will be deemed for these purposes to be “in connection with” such make-whole fundamental change if the notice of conversion of the notes is received by the conversion agent from, and including, the scheduled trading day following the effective date of the make-whole fundamental change up to, and including, the business day immediately prior to the related fundamental change purchase date (or, in the case of an event that would have been a fundamental change but for the proviso in the second clause of the definition thereof, the 35th trading day immediately following the effective date of such make-whole fundamental change).

The number of additional shares by which the conversion rate will be increased will be determined by reference to the table below, based on the date on which the make-whole fundamental change occurs or becomes effective (the “effective date”) and the price (the “stock price”) paid per share of our common stock in connection with the make-whole fundamental change. The “stock price” in connection with a make-whole fundamental change means: (i) the price paid per share of our common stock in the make-whole fundamental change (in the case of a make-whole fundamental change described in clause (2) of the definition of fundamental change in which holders of our common stock receive only cash), or (ii) in the case of any other make-whole fundamental change, the average of the last reported sale prices per share of our common stock over the five trading day period ending on the trading day preceding the effective date of such other make-whole fundamental change.

The stock prices set forth in the column headings of the table below will be adjusted as of any date on which the conversion rate of the notes is otherwise adjusted. The adjusted applicable stock prices will equal the stock prices applicable immediately prior to such adjustment, multiplied by a fraction, the numerator of which is the conversion rate immediately prior to the adjustment giving rise to the applicable stock price adjustment and the denominator of which is the conversion rate as so adjusted. In addition, the number of additional shares will be adjusted in the same manner as the conversion rate as set forth under “—Conversion Rate Adjustments.”

The following table sets forth the hypothetical stock price and the number of additional shares to be received per $1,000 principal amount of notes:

	Stock price
Effective date	$26.12	$32.50	$40.00	$47.50	$55.00	$62.50	$70.00	$77.50	$85.00	$92.50	$100.00	$107.50	$115.00	$122.50	$130.00

November 26, 2007	7.6570	5.5599	3.6132	2.5159	1.8473	1.4135	1.1167	0.9044	0.7465	0.6251	0.5292	0.4515	0.3875	0.3338	0.2882

December 1, 2008	7.6570	5.3135	3.2998	2.2019	1.5589	1.1590	0.8966	0.7158	0.5855	0.4878	0.4120	0.3514	0.3017	0.2601	0.2248

December 1, 2009	7.6570	4.9618	2.8603	1.7685	1.1707	0.8270	0.6189	0.4851	0.3942	0.3286	0.2787	0.2392	0.2068	0.1795	0.1561

December 1, 2010	7.6570	4.6133	2.3408	1.2261	0.6879	0.4295	0.3012	0.2321	0.1900	0.1612	0.1391	0.1211	0.1059	0.0927	0.0811

December 1, 2011	7.6570	4.2708	1.6772	0.2192	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

December 1, 2012	7.6570	3.7689	1.2963	0.0729	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

December 1, 2013	7.6570	2.8818	0.7779	0.0312	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

December 1, 2014	7.6570	0.1414	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock prices and effective dates may not be set forth in the table above, in which case

•	if the stock price is between two stock price amounts in the table above or the effective date is between two effective dates in the table above, the number of additional shares issued upon conversion of the notes will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock price amounts and/or the earlier and later effective dates, as applicable, based on a 365-day year.

•	if the stock price is greater than $130.00 per share of our common stock (subject to adjustment in the same manner as the applicable prices set forth in the table above), no additional shares will be added to the conversion rate.

•	if the stock price is less than $26.12 per share of our common stock (subject to adjustment in the same manner as the applicable prices set forth in the table above), no additional shares will be added to the conversion rate.

Notwithstanding the foregoing, in no event will the total number of shares of common stock issuable upon conversion exceed 38.2848 per $1,000 principal amount of notes, subject to adjustments in the same manner as the conversion rate as set forth under “—Conversion Rate Adjustments.”

Our obligation to satisfy the additional shares requirement could be considered a penalty, in which case the enforceability thereof would be subject to general principles of reasonableness and equitable remedies.

Redemption

General

We may redeem for cash the notes in whole or in part at any time beginning on December 6, 2011, upon at least 30 and not more than 60 days’ notice by mail to each registered holder of the notes to be redeemed, at a redemption price equal to 100% of the principal amount of the notes to be redeemed plus accrued and unpaid interest, if any, to, but excluding, the redemption date, if the last reported sale price of our common stock has exceeded 140% of the conversion price for at least 20 trading days in any consecutive 30-day trading period ending on the trading day prior to the date of mailing of the notice of redemption.

However, if the redemption date, as specified by us in such written notice to the holders of the notes, falls after a record date and on or prior to the corresponding interest payment date, we will pay the full amount of accrued and unpaid interest, if any, due on such interest payment date to the holder of record at the close of business on the corresponding record date.

Redemption procedures

If the paying agent holds money sufficient to pay the redemption price due on a note on the redemption date in accordance with the terms of the indenture, then, on and after the redemption date, the note will cease to be outstanding and interest on the note will cease to accrue, whether or not the holder effects book entry transfer or delivers the note to the paying agent. Thereafter, all other rights of the holder terminate, other than the right to receive the redemption price upon book entry transfer or delivery of the note.

If we redeem less than all of the outstanding notes, the trustee will select the notes to be redeemed in integral multiples of $1,000 principal amount, on a pro rata basis or in accordance with another method that the trustee considers reasonably fair and appropriate. If a portion of a holder’s notes is selected for partial redemption and the holder converts a portion of the notes, the principal amount of the notes that are subject to redemption will be reduced by the principal amount that the holder converted.

If we call notes for redemption, a holder may convert its notes only until the close of business on the business day prior to the redemption date, unless we fail to pay the redemption price.

We will not redeem the notes on any date if the principal amount of the notes has been accelerated, and such acceleration has not been rescinded, on or prior to such date.

Fundamental change permits holders to require us to purchase notes

If a fundamental change (as defined below in this section) occurs at any time, you will have the right, at your option, to require us to purchase for cash any or all of your notes, or any portion of the principal amount thereof, that is equal to $1,000 or an integral multiple thereof. The price we are required to pay is equal to 100% of the principal amount of the notes to be purchased plus accrued and unpaid interest to but excluding the fundamental change purchase date (unless the fundamental change purchase date is between a record date and the interest payment date to which it relates, in which case we will instead pay the full amount of accrued and unpaid interest to the holder of record on such record date). The fundamental change purchase date will be a date specified by us that is not less than 20 or more than 35 calendar days following the date of our fundamental change notice as described below. Any notes purchased by us will be paid for in cash.

A “fundamental change” will be deemed to have occurred at the time after the notes are originally issued that any of the following occurs:

(1) we become aware that, based on a public filing, a “person” or “group” within the meaning of Section 13(d) of the Exchange Act other than us, our subsidiaries or our or their employee benefit plans, has become the direct or indirect “beneficial owner,” as defined in Rule 13d-3 under the Exchange Act, of our voting securities representing more than 50% of the voting power of our voting securities; or

(2) consummation of (A) any recapitalization, reclassification or change of our common stock (other than changes resulting from a subdivision or combination) as a result of which our common stock would be converted into, or exchanged for, stock, other securities, other property or assets or (B) any share exchange, consolidation or merger of us pursuant to which our common stock will be converted into cash, securities or other property or any sale, lease or other transfer in one transaction or a series of transactions of all or substantially all of the consolidated assets of us and our subsidiaries, taken as a whole, to any person other than one of our subsidiaries; provided, however, that a transaction where the holders of more than 50% of all classes of our common equity immediately prior to such transaction that is a share exchange, consolidation or merger own, directly or indirectly, more than 50% of all classes of common equity of the continuing or surviving corporation or transferee or the parent thereof immediately after such event shall not be a fundamental change;

(3) the first day on which a majority of our board of directors does not consist of continuing directors;

(4) our stockholders approve any plan or proposal for the liquidation or dissolution of us; or

(5) our common stock (or other common stock into which the notes are then convertible) ceases to be listed on a national securities exchange in the United States, except as a result of a merger to which we are a party or a tender offer or exchange offer for our common stock or other common stock into which the notes are then convertible.

Holders will not have the right to require us to purchase their notes as a result of clause (2) above, however, if 100% of the consideration received or to be received by our common stockholders, excluding cash payments for fractional shares, in connection with the transaction or transactions constituting the fundamental change consists of shares of common stock traded on a national securities exchange or which will be so traded or quoted when issued or exchanged in connection with a fundamental change (these securities being referred to as “publicly traded securities”) and as a result of this transaction or transactions the notes become convertible into such publicly traded securities, excluding cash payments for fractional shares.

“Continuing director” means a director who either was a member of our board of directors on the date of this prospectus or who becomes a director of the Company subsequent to that date and whose election, appointment or nomination for election by our stockholders is duly approved by a majority of the continuing directors on the board of directors of the Company at the time of such approval, either by a specific vote or by approval of the proxy statement issued by the Company on behalf of the entire board of directors of the Company in which such individual is named as nominee for director.

On or before the 20th day after the occurrence of a fundamental change, we will provide to all holders of the notes and the trustee and paying agent a notice of the occurrence of the fundamental change and of the resulting purchase right. Such notice shall state, among other things:

•	the events causing a fundamental change;

•	the date of the fundamental change;

•	the last date on which a holder may exercise the purchase right;

•	the fundamental change purchase price;

•	the fundamental change purchase date;

•	the name and address of the paying agent and the conversion agent, if applicable;

•	if applicable, the applicable conversion rate and any adjustments to the applicable conversion rate;

•	if applicable, that the notes with respect to which a fundamental change purchase notice has been delivered by a holder may be converted only if the holder withdraws the fundamental change purchase notice in accordance with the terms of the indenture; and

•	the procedures that holders must follow to require us to purchase their notes.

Simultaneously with providing such notice, we will publish a notice containing this information in a newspaper of general circulation in The City of New York or publish the information on our website or through such other public medium as we may use at that time.

To exercise the purchase right, you must deliver, on or before the business day immediately preceding the fundamental change purchase date, subject to extension to comply with applicable law, the notes to be purchased, duly endorsed for transfer, together with a written purchase notice and the form entitled “Form of Fundamental Change Purchase Notice” on the reverse side of the notes duly completed, to the paying agent. Your purchase notice must state:

•	if certificated, the certificate numbers of your notes to be delivered for purchase or if not certificated, your notice must comply with appropriate DTC procedures;

•	the portion of the principal amount of notes to be purchased, which must be $1,000 or an integral multiple thereof; and

•	that the notes are to be purchased by us pursuant to the applicable provisions of the notes and the indenture.

You may withdraw any purchase notice (in whole or in part) by a written notice of withdrawal delivered to the paying agent prior to the close of business on the business day prior to the fundamental change purchase date. The notice of withdrawal shall state

•	the principal amount of the withdrawn notes, which must be $1,000 or an integral multiple thereof;

•	if certificated notes have been issued, the certificate numbers of the withdrawn notes, or if not certificated, your notice must comply with appropriate DTC procedures; and

•	the principal amount, if any, which remains subject to the purchase notice.

We will be required to purchase the notes on the fundamental change purchase date, subject to extension to comply with applicable law. You will receive payment of the fundamental change purchase price promptly on the later of the fundamental change purchase date or the time of book-entry transfer or the delivery of the notes. If the paying agent holds money or securities sufficient to pay the fundamental change purchase price of the notes on the business day following the fundamental change purchase date, then:

•	the notes will cease to be outstanding and interest will cease to accrue (whether or not book-entry transfer of the notes is made or whether or not the notes are delivered to the paying agent); and

•	all other rights of the holder will terminate (other than the right to receive the fundamental change purchase price and previously accrued and unpaid interest upon delivery or transfer of the notes).

In connection with any purchase offer pursuant to a fundamental change purchase notice, we will, if required:

•	comply with the provisions of the tender offer rules under the Exchange Act that may then be applicable; and

•	file a Schedule TO or any other required schedule under the Exchange Act.

No notes may be purchased at the option of holders upon a fundamental change if there has occurred and is continuing an event of default other than an event of default that is cured by the payment of the fundamental change purchase price of the notes.

The purchase rights of the holders could discourage a potential acquirer of us. The fundamental change purchase feature, however, is not the result of management’s knowledge of any specific effort to obtain control of us by any means or part of a plan by management to adopt a series of anti-takeover provisions.

The term fundamental change is limited to specified transactions and may not include other events that might adversely affect our financial condition. In addition, the requirement that we offer to purchase the notes upon a fundamental change may not protect holders in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving us.

The definition of fundamental change includes a phrase relating to the conveyance, transfer, sale, lease or disposition of “all or substantially all” of our consolidated assets. There is no precise, established definition of the phrase “substantially all” under applicable law. Accordingly, the ability of a holder of the notes to require us to purchase its notes as a result of the conveyance, transfer, sale, lease or other disposition of less than all of our assets may be uncertain.

If a fundamental change were to occur, we may not have enough funds to pay the fundamental change purchase price. Our ability to purchase the notes for cash may be limited by restrictions on our ability to obtain funds for such purchase through dividends from our subsidiaries, the terms of our then existing borrowing arrangements or otherwise. If we fail to purchase the notes when required following a fundamental change, we will be in default under the indenture. In addition, we have, and may in the future incur, other indebtedness with similar fundamental change provisions permitting our holders to accelerate or to require us to purchase our indebtedness upon the occurrence of similar events or on some specific dates.

Events of default and acceleration

The following are events of default under the indenture for the notes:

•	default in payment of the principal amount, redemption price or fundamental change purchase price with respect to any note, when such becomes due and payable;

•	default in payment of any interest due on any note, which default continues for 30 days;

•	our failure to issue notice of a fundamental change or a make-whole fundamental change as required under the indenture;

•	our failure to comply with our obligation to convert the notes into common stock upon exercise of a holder’s conversion right;

•	our failure to comply with our obligations under “—Consolidation, Merger and Sale of Assets” set forth below;

•	our failure to comply with any of our other agreements in the notes or the indenture upon receipt by us of notice of such default by the trustee or by holders of not less than 25% in aggregate principal amount of notes then outstanding and our failure to cure (or obtain a waiver of) such default within 60 days after we receive such notice;

•	our failure, or the failure by any of our subsidiaries, (i) to make any payment when due (whether by scheduled maturity, required prepayment, acceleration, demand, or otherwise) in respect of any indebtedness or guarantee having an aggregate principal amount (including undrawn committed or available amounts and including amounts owing to all creditors under any combined or syndicated credit arrangement) of more than $10,000,000, or (ii) to observe or perform any other agreement or condition relating to any such indebtedness or guarantee referred to in (i) above or contained in any instrument or agreement evidencing, securing or relating thereto, or any other event occurs, the effect of which default or other event is to cause, or to permit the holder or holders of such indebtedness or the beneficiary or beneficiaries of such guarantee (or a trustee or agent on behalf of such holder or holders or beneficiary or beneficiaries) to cause, with the giving of notice if required, such indebtedness to be demanded or to become due or to be repurchased, prepaid, defeased or redeemed (automatically or otherwise), or an offer to repurchase, prepay, defease or redeem such indebtedness to be made, prior to its stated maturity, or such guarantee to become payable or cash collateral in respect thereof to be demanded;

•	there is entered against us or any of our subsidiaries (i) one or more final judgments or orders for the payment of money in an aggregate amount exceeding $10,000,000 (to the extent not covered by independent third-party insurance as to which the insurer does not dispute coverage) or such other amount to the extent any of our obligations under the revolving credit facility (including any extension, renewals, or refinancings thereof) or any other indebtedness in at least $100,000,000 aggregate principal amount are renegotiated, amended or supplemented with respect to a substantially similar event of default resulting from a final judgment or orders for the payment of money, in which case such other amount will be the lowest amount of any such obligations so renegotiated, amended or supplemented, provided that such other amount shall not exceed $25,000,000, or (ii) any one or more non-monetary final judgments that have, or could reasonably be expected to have, individually or in the aggregate, a material adverse effect and, in either case, (A) enforcement proceedings are commenced by any creditor upon such judgment or order, or (B) there is a period of ten consecutive days during which a stay of enforcement of such judgment, by reason of a pending appeal or otherwise, is not in effect; or

•	certain events of bankruptcy or insolvency affecting us.

If an event of default shall have happened and be continuing, either the trustee or the holders of not less than 25% in aggregate principal amount of notes then outstanding may declare the principal amount of the notes, and any accrued and unpaid interest through the date of such declaration, to be immediately due and payable. In the case of certain events of bankruptcy or insolvency, the principal amount of the notes and any unpaid interest accrued thereon through the occurrence of such event shall automatically become and be immediately due and payable.

Notwithstanding the foregoing, the indenture governing the notes will provide that the sole remedy for an event of default relating to the failure by us to file any documents or reports that we are required to file with the SEC pursuant to Section 13 or Section 15(d) of the Exchange Act and for any failure to comply with the requirements of Section 314(a)(1) of the Trust Indenture Act will, to the extent elected by us not later than the occurrence of such event of default, (i) for the first 60 days after the occurrence of such an event of default, consist exclusively of the right to receive additional interest on such notes equal to 0.25% per annum of the principal amount of such notes and (ii) for the period from the 61st day after the occurrence of such an event of default to the 120th day after the occurrence of such an event of default, consist exclusively of the right to receive additional interest on such notes equal to 0.50% per annum of the principal amount of notes. If we so elect, such additional interest will be payable in the same manner and on the same dates as the stated interest payable on the notes. Such additional interest will accrue on all outstanding notes from and including the date on which such event of default first occurs to but not including the 120th day thereafter (or such earlier date on which such event of default shall have been cured or waived). On such 120th day after such event of default (if the event of default relating to the reporting obligations is not cured or waived prior to such 120th day), the notes will be subject to acceleration as provided above. The provisions of the indenture described in this paragraph will not affect the rights of holders of the notes in the event of the occurrence of any other event of default. In the event we do not elect to pay the additional interest with respect to the notes upon an event of default in accordance with this paragraph, the notes will be subject to acceleration as provided above.

In order to elect to pay the additional interest as the sole remedy during the first 120 days after the occurrence of an event of default relating to the failure to comply with the reporting obligations in accordance with the immediately preceding paragraph with respect to the notes, we must notify all holders of the notes and the trustee and paying agent of such election and pay such additional interest in the same manner and on the same dates as the stated interest payable on the notes. Upon our failure to timely give such notice or pay the additional interest, the notes will be subject immediately to acceleration as provided above.

Consolidation, merger and sale of assets

The indenture will provide that the Company shall not consolidate with or merge with or into, or convey, transfer or lease all or substantially all of its properties and assets to, another person, unless (i) the resulting, surviving or transferee person (if not the Company) is a person organized and existing under the laws of the United States of America, any state thereof or the District of Columbia, and such entity (if not the Company) expressly assumes by supplemental indenture all the obligations of the Company under the notes and the indenture; and (ii) immediately after giving effect to such transaction, no default has occurred and is continuing under the indenture. Upon any such consolidation, merger or transfer, the resulting, surviving or transferee person shall succeed to, and may exercise every right and power of, the Company under the indenture.

Although these types of transactions will be permitted under the indenture, certain of the foregoing transactions could constitute a fundamental change (as defined above) permitting each holder to require us to purchase the notes of such holder as described above.

Modification

We and the trustee may enter into supplemental indentures that add, change or eliminate provisions of the indenture or modify the rights of the holders of the notes with the consent of the holders of at least a majority in principal amount of the notes then outstanding. However, without the consent of each holder affected thereby, no supplemental indenture may:

•	reduce the principal amount of, fundamental change purchase price with respect to or any premium or interest on any note;

•	make any note payable in any currency or securities other than that stated in the note;

•	change the stated maturity of any note;

•	change the ranking of the notes;

•	make any change that adversely affects the right of a holder to convert any note;

•	make any change that adversely affects the right of a holder to require us to purchase a note;

•	impair the right to convert or receive payment with respect to the notes or the right to institute suit for the enforcement of any payment with respect to, or conversion of, the notes; or

•	change the provisions in the indenture that relate to modifying or amending the provisions of the indenture described above.

Without the consent of any holder of notes, we and the trustee may enter into a supplemental indenture for any of the following purposes:

•	to cure any ambiguity, omission, defect or inconsistency in the indenture or the notes that does not adversely affect the rights of any holder of the notes;

•	to evidence a successor to us and the assumption by that successor of our obligations under the indenture;

•	to secure our obligations in respect of the notes and the indenture;

•	to add to our covenants for the benefit of the holders of the notes or to surrender any right or power conferred upon us;

•	to make any changes to comply with the Trust Indenture Act, or any amendment thereto;

•	to make any change that does not adversely affect the rights of any holder of the notes; and

•	to make any change to conform the indenture or the notes to the description of notes contained in this prospectus.

The holders of a majority in principal amount of the outstanding notes may, on behalf of the holders of such notes waive any existing or past default under the indenture and its consequences, except an uncured default (a) in the payment of the principal amount, accrued and unpaid interest, redemption price or fundamental change purchase price (b) in the payment or delivery of the consideration due upon conversion of the notes or (c) in respect of any provision that under the indenture cannot be modified or amended without the consent of the holder of each outstanding note affected.

Discharge of the indenture

We may satisfy and discharge our obligations under the indenture by delivering to the trustee for cancellation all outstanding notes or by depositing with the trustee, the paying agent or the conversion agent, if applicable, after all the notes have become due and payable, whether at the stated maturity for the notes, or a fundamental change purchase date, or upon conversion, redemption or otherwise, cash or shares of common stock, solely to satisfy outstanding conversions, if applicable, pursuant to the terms of the indenture sufficient to pay all of the outstanding notes, and paying all other sums payable under the indenture by us.

Calculations in respect of notes

We are responsible for making all calculations called for under the notes. These calculations include, but are not limited to, the conversion date, the last reported sale price, the conversion price, the conversion rate and the number of shares of common stock, to be issued upon conversion of the notes. We will make all these calculations in good faith and, absent manifest error, our calculations will be final and binding on holders of notes. We will provide a schedule of our calculations to the trustee, and the trustee is entitled to rely upon the accuracy of our calculations without independent verification.

Information concerning the trustee

The Bank of New York will be the initial trustee, registrar, paying agent and conversion agent under the indenture. We may maintain deposit accounts and conduct other banking transactions with the trustee in the normal course of business.

Governing law

The indenture and the notes are governed by, and construed in accordance with, the law of the State of New York.

Global notes; book-entry; form

We will initially issue the notes in the form of global securities. The global securities will be deposited with the trustee as custodian for DTC and registered in the name of a nominee of DTC. Except as set forth below, each global security may be transferred, in whole and not in part, only to DTC or another nominee of DTC. A holder will hold its beneficial interests in the global securities directly through DTC if such holder has an account with DTC or indirectly through organizations that have accounts with DTC. Notes in definitive certificated form (called “certificated securities”) will be issued only in limited circumstances described below.

DTC has advised us that it is:

•	a limited purpose trust company organized under the laws of the State of New York;

•	a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the New York Uniform Commercial Code; and

•	a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act.

DTC was created to hold securities of institutions that have accounts with DTC (called “participants”) and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC’s participants include securities brokers and dealers, which may include the underwriters, banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s book-entry system is also available to others such as banks, brokers, dealers and trust companies (called, the “indirect participants”) that clear through or maintain a custodial relationship with a participant, whether directly or indirectly.

We expect that pursuant to procedures established by DTC upon the deposit of the global securities with DTC, DTC will credit, on its book-entry registration and transfer system, the principal amount of notes represented by such global securities to the accounts of participants. The accounts to be credited shall be designated by the underwriters. Ownership of beneficial interests in the global securities will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in the global securities will be shown on, and the transfer of those beneficial interests will be effected only through, records maintained by DTC (with respect to participants’ interests), the participants and the indirect participants.

The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in definitive form. These limits and laws may impair the ability to transfer or pledge beneficial interests in the global securities.

Owners of beneficial interests in global securities who desire to convert their interests into cash or cash and shares of common stock should contact their brokers or other participants or indirect participants through whom they hold such beneficial interests to obtain information on procedures, including proper forms and cut-off times, for submitting requests for conversion. So long as DTC, or its nominee, is the registered owner or holder of a global security, DTC or its nominee, as the case may be, will be considered the sole owner or holder of the notes represented by the applicable global security for all purposes under the indenture and the notes, as applicable. In addition, no owner of a beneficial interest in a global security will be able to transfer that interest except in accordance with the applicable procedures of DTC.

Except as set forth below, as an owner of a beneficial interest in a global security, holders will not be entitled to have the notes represented by a global security registered in its name, will not receive or be entitled to receive physical delivery of certificated securities and will not be considered to be the owner or holder of any notes under a global security. We understand that under existing industry practice, if an owner of a beneficial interest in a global security desires to take action that DTC, as the holder of the global securities, is entitled to take, DTC would authorize the participants to take such action. Additionally, in such case, the participants would authorize beneficial owners owning through such participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them.

We will make payments of principal of, premium, if any, and interest on the notes represented by the global securities registered in the name of and held by DTC or its nominee to DTC or its nominee, as the case may be, as the registered owner and holder of the global securities. Neither we, the trustee nor any paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial interests in the global securities or for maintaining, supervising or reviewing any records relating to such beneficial interests.

We expect that DTC or its nominee, upon receipt of any payment of principal of, premium, if any, or interest of a global security, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global securities as shown on the records of DTC or its nominee. We also expect that payments by participants or indirect participants to owners of beneficial interests in a global security held through such participants or indirect participants will be governed by standing instructions and customary practices and will be the responsibility of such participants or indirect participants. We will not have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial interests in the global securities for any note or for maintaining, supervising or reviewing any records relating to such beneficial interests or for any other aspect of the relationship between DTC and its participants or indirect participants or the relationship between such participants or indirect participants and the owners of beneficial interests in the global securities owning through such participants.

Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules and will be settled in same-day funds.

DTC has advised us that it will take any action permitted to be taken by a holder of notes only at the direction of one or more participants to whose account the DTC interests in the applicable global security is credited and only in respect of such portion of the aggregate principal amount of notes as to which such participant or participants has or have given such direction. However, if DTC notifies us that it is unwilling to be a depositary for the global securities or ceases to be a clearing agency and we do not appoint a successor depositary or clearing agency within 90 days after receiving notice from DTC or becoming aware that DTC is no longer a clearing agency or there is an event of default under the notes, DTC will exchange the global securities for certificated securities which it will distribute to its participants. Although DTC is expected to follow the foregoing procedures in order to facilitate transfers of interests in the global securities among participants of DTC, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither we nor the trustee will have any responsibility or liability for the performance by DTC or the participants or indirect participants of their respective obligations under the rules and procedures governing their respective operations.

Description of capital stock

Our authorized capital stock as stated in our Certificate of Amendment of our Fourth Amended and Restated Certificate of Incorporation consists of 100 million shares of common stock, par value $.01 per share, and 5 million shares of preferred stock, par value $.01 per share, that are undesignated as to series. The following summary of our common stock and preferred stock is not complete and may not contain all of the information you should consider. This description is subject to and qualified in its entirety by provisions of our amended and restated certificate of incorporation and amended and restated bylaws, which are incorporated by reference into this prospectus, and by applicable provisions of Delaware law.

Common stock

As of November 13, 2007, there were approximately 36,407,158 shares of common stock outstanding and held of record by 206 stockholders. The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders and are not entitled to cumulate votes. The holders of common stock are entitled to receive ratably dividends as may be declared by our board of directors out of legally available funds. Upon our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets that are legally available for distribution after payment of all debts and other liabilities, subject to the prior rights of any holders of preferred stock then outstanding. The holders of common stock have no other preemptive, subscription, redemption, sinking fund or conversion rights. All outstanding shares of common stock are fully paid and nonassessable. The shares of common stock to be issued upon completion of the offering will also be fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to, and may be negatively impacted by, the rights of the holders of shares of any series of preferred stock which we may designate and issue in the future.

Undesignated preferred stock

No shares of preferred stock are currently outstanding. Under our amended and restated certificate of incorporation, our board of directors has the authority, without action by our stockholders, to designate and issue any authorized but unissued shares of preferred stock in one or more series and to designate the rights, preferences and privileges of each series, any or all of which may be greater than the rights of our common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of our common stock until our board determines the specific rights of the holders of preferred stock. However, the effects might include, among other things, restricting dividends on the common stock, diluting the voting power of the common stock, impairing the liquidation rights of the common stock and delaying or preventing a change in control of our common stock without further action by our preferred stockholders.

Transfer agent and registrar

The transfer agent and registrar of our common stock is American Stock Transfer & Trust Company.

Certain anti-takeover provisions

Anti-takeover provisions of delaware law

We are subject to Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder, unless the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an interested stockholder is a person who, together with affiliates and associates, owns or, in the case of affiliates or associates of the corporation, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s voting stock. The existence of this provision could have anti-takeover effects with respect to transactions not approved in advance by the board of directors, such as discouraging takeover attempts that might result in a premium over the market price of the common stock.

Charter and bylaws anti-takeover provisions

Under our amended and restated certificate of incorporation, stockholders will not be entitled to cumulative voting in the election of directors. In addition, the authorization of undesignated preferred stock will make it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to effect a change of control of our company. The foregoing provisions of our amended and restated certificate of incorporation may have the effect of deterring or discouraging hostile takeovers or delaying changes in control of our company.

Our amended and restated certificate of incorporation provides that an amendment of our bylaws by stockholders requires a vote of at least two-thirds of the shares entitled to vote for the election of directors or by a majority vote of our entire board of directors. This supermajority restriction makes it more difficult for stockholders to require an amendment of the bylaws and enhances the board’s power with respect to matters of corporate governance that are governed by the bylaws. Our bylaws establish an advance notice procedure for stockholders to propose nominations of persons for election to the board of directors. These procedures specify the information stockholders must include in their notice and the timeframe in which they must give us notice. At a special stockholder meeting, stockholders may only consider nominations or proposals specified in the notice of meeting. A special stockholder meeting for any purpose may only be called by our board of directors, our Chairman or our Chief Executive Officer and President, and will be called by our Chief Executive Officer and President at the request of the holders of a majority of our outstanding shares of common stock.

The bylaws do not give the board of directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a meeting. However, our bylaws may have the effect of precluding the conduct of that item of business at a meeting if the proper procedures are not followed. These provisions may discourage or deter a potential third party from conducting a solicitation of proxies to elect their own slate of directors or otherwise attempting to obtain control of us.

Description of other indebtedness

Credit facility

On September 30, 2007, our $100 million revolving credit facility had available borrowing capacity of $97.1 million, after considering outstanding letters of credit. The revolving credit facility can be increased by up to an additional $50 million at our request and subject to the agreement of the lenders. We currently have no borrowings outstanding under the credit facility. Borrowings under the credit facility bear interest at the sum of a base annual rate plus an applicable annual rate that ranges from 0% to 1.75% depending on the type of loan and our consolidated leverage ratio, with a current annual base rate of 7.75%.

The payment of our indebtedness under the revolving credit facility is secured by pledges of 100% of the capital stock of our domestic subsidiaries and 65% of the capital stock of our foreign subsidiaries, and is guaranteed by our domestic subsidiaries. The credit agreement contains customary financial and non-financial covenants. Upon the occurrence of an event of default, the lenders may declare that all principal, interest and other amounts owed are immediately due and payable and may exercise any other available right or remedy. The events of default include, without limitation, non-payment of amounts owed, failure to perform covenants, breach of representations and warranties, institution of insolvency proceedings, entry of certain judgments, and occurrence of a change in control. The revolving credit facility prohibits us from making any cash payments for the purchase of the notes upon the occurrence of a fundamental change. The credit facility matures on June 30, 2011.

We amended the credit facility prior to this offering to permit us to issue the notes pursuant to this prospectus. The amendment authorizes us to issue the notes offered pursuant to this prospectus and to make payments of interest on the notes. Additionally, the amendment revises the leverage ratio covenant to a net leverage ratio, which allows us to net unrestricted cash held by our domestic subsidiaries in excess of $10 million against debt when calculating the ratio.

Material U.S. federal income tax considerations

The following discussion is a summary of the material U.S. federal income tax consequences relevant to the purchase, ownership and disposition of the notes and of the ownership and disposition of common stock received upon a conversion of the notes, and does not purport to be a complete analysis of all potential tax effects. This discussion only applies to initial holders of notes that are held as capital assets and are purchased by those initial holders who purchase notes at the “issue price,” which will equal the first price to the public (not including bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers) at which a substantial amount of the notes is sold for money.

This discussion does not describe all of the tax consequences that may be relevant to holders in light of their particular circumstances or to holders subject to special rules, such as:

•	certain financial institutions, including banks;

•	tax-exempt organizations;

•	insurance companies;

•	dealers in securities;

•	Non-U.S. Holders (as defined below) holding notes as part of a hedge or other integrated transaction;

•	U.S. Holders (as defined below) whose functional currency is not the U.S. dollar;

•	partnerships or other entities classified as partnerships for U.S. federal income tax purposes;

•	Non-U.S. Holders (as defined below) that own, or are deemed to beneficially own, more than 5% of the fair market value of the notes or more than 5% of our common stock; or

•	persons subject to the alternative minimum tax.

If a partnership holds notes, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding notes, you should consult your tax advisor.

This summary is based on the Internal Revenue Code of 1986 (the “Code”), as amended to the date hereof, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury Regulations, changes to any of which subsequent to the date of this prospectus may affect the tax consequences described herein. Persons considering the purchase of notes are urged to consult their tax advisors with regard to the application of the U.S. federal income tax laws to their particular situations as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Prospective investors should consult their own tax advisors with regard to the application of the tax consequences discussed below to their particular situations as well as the application of any state, local, foreign or other tax laws, including gift and estate tax laws.

U.S. holders

As used herein, “U.S. Holder” means a beneficial owner of a note who or that is for U.S. federal income tax purposes:

•	an individual that is a citizen or resident of the United States;

•	a corporation or other entity taxable as a corporation created or organized in or under the laws of the United States or a political subdivision thereof;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•	a trust, if a U.S. court can exercise primary supervision over the administration of the trust and one or more U.S. persons can control all substantial trust decisions, or, if the trust has elected to be treated as a U.S. person.

The term “U.S. Holder” also includes certain former citizens and residents of the United States.

Interest

It is expected, and this discussion assumes, that the notes will be issued without, and this discussion assumes, original issue discount for U.S. federal income tax purposes. Accordingly, interest paid on a note will be taxable to a U.S. Holder as ordinary interest income at the time it accrues or is received in accordance with the holder’s method of accounting for federal income tax purposes.

Sale, exchange or redemption of the notes

Upon the sale, exchange or redemption of a note (other than a conversion into common stock), a U.S. Holder will generally recognize capital gain or loss equal to the difference between (1) the amount of cash proceeds and the fair market value of any property received on the sale, exchange or redemption (except to the extent such amount is attributable to accrued interest, which is taxable as ordinary income) and (2) such U.S. Holder’s adjusted tax basis in the note. A U.S. Holder’s adjusted tax basis in a note generally will be the U.S. Holder’s cost therefor, plus the amount, if any, included in income on an adjustment to the conversion rate of the notes, as described in “—Constructive Distributions” below. Any capital gain or loss recognized by a U.S. Holder will be long-term capital gain or loss if the common stock was held for more than one year. Long-term capital gain of an individual U.S. Holder is eligible for a reduced rate of tax. The deductibility of capital losses is subject to limitations.

Conversion of the notes

A U.S. Holder’s conversion of a note will not be a taxable event, except that (1) the receipt of cash in lieu of a fractional share of common stock will result in capital gain or loss (measured by the difference between the cash received in lieu of the fractional share and the U.S. Holder’s tax basis in the fractional share) and (2) the fair market value of any common stock received with respect to accrued interest will be taxed as a payment of interest (as described above). A U.S. Holder’s tax basis in common stock received (other than any common stock received with respect to accrued interest, the tax basis of which would equal the fair market value of the stock received) will be the same as the U.S. Holder’s basis in the note at the time of conversion, reduced by any basis allocated to a fractional share. The U.S. Holder’s holding period for the common stock received will include the U.S. Holder’s holding period for the convertible note converted, except that the holding period for any common stock received with respect to accrued interest will commence on the day after the date of receipt.

Constructive distributions

Holders of convertible debt instruments such as the notes may, in certain circumstances, be deemed to have received constructive distributions where the conversion rate of such instrument is adjusted. Adjustments to the conversion price made pursuant to a bona fide reasonable adjustment formula that has the effect of preventing the dilution of the interest of the holders of the debt instruments will generally not be considered to result in a constructive distribution of stock. However, certain of the possible adjustments provided in the notes, including, without limitation, adjustments in respect of cash distributions to our stockholders, will not qualify as being made pursuant to a bona fide reasonable adjustment formula. If any such adjustment is made, the holders of notes will be deemed to have received taxable constructive distributions in amounts based on the value of such holders’ increased interests in our equity resulting from such adjustment, even if the holder does not receive any cash or property as a result of such adjustment. The amount of any such distribution will be treated as a distribution to a stockholder with the tax consequences described below in “—Distributions on Common Stock.” It is unclear, however, whether such deemed distributions would be eligible for the reduced tax rate applicable to certain dividends paid to non-corporate holders or for the dividends-received deduction applicable to certain dividends paid to corporate holders. In certain circumstances the failure of the notes to provide for such an adjustment may result in a deemed distribution to the holders of our common stock and holders of convertible debt instruments such as the notes.

Distributions on common stock

Distributions, if any, paid or deemed paid on our common stock (or deemed distributions on the notes as described above under “—Constructive Distributions”) generally will be treated as ordinary dividend income to the extent of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. Subject to certain limitations, dividends paid to individual U.S. Holders before January 1, 2011 are taxed at the rates applicable to long-term capital gains and dividends paid to corporate U.S. Holders qualify for the dividends-received deduction. Distributions on our common stock that exceed our current and accumulated earnings and profits will be treated first as a non-taxable return of capital, reducing the U.S. Holder’s tax basis in the shares of common stock and, thereafter, as a capital gain from the sale or exchange of such stock.

Sale or exchange of common stock

Upon the sale or exchange of common stock, a U.S. Holder generally will recognize capital gain or loss equal to the difference between (1) the cash and the fair market value of any property received on the sale or exchange and (2) such U.S. Holder’s tax basis in the common stock. The U.S. Holder’s tax basis in the common stock received upon conversion will be determined in the manner described above under “—Conversion of the Notes.” Any capital gain or loss recognized by a U.S. Holder will be long-term capital gain or loss if the common stock was held for more than one year. Long-term capital gain of an individual U.S. Holder is eligible for a reduced rate of tax. The deductibility of capital losses is subject to limitations.

Information reporting and backup withholding

Information returns will be filed with the IRS in connection with payments on the notes, dividends on our common stock and the proceeds from a sale or other disposition of the notes or our common stock. A U.S. Holder will be subject to backup withholding tax on these payments if the U.S. Holder fails to provide its taxpayer identification number to the paying agent and comply with certain certification procedures or otherwise establish an exemption from backup withholding. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle the U.S. Holder to a refund, provided that the required information is timely furnished to the IRS.

Non-U.S. holders

The following discussion is limited to the U.S. federal income tax consequences relevant to a Non-U.S. Holder. For these purposes, a “Non-U.S. Holder” is a beneficial owner of a note that is for U.S. federal income tax purposes:

•	an individual who is classified as a nonresident alien;

•	a foreign corporation; or

•	a foreign estate or trust.

“Non-U.S. Holder” does not include a holder who is an individual present in the United States for 183 days or more in the taxable year of disposition of a note or common stock and who is not otherwise a resident of the United States for U.S. federal income tax purposes. Such a holder is urged to consult his or her own tax advisor regarding the U.S. federal income tax consequences of the sale, exchange or other disposition of a note or common stock.

Interest

Subject to the discussion of backup withholding below, interest paid to a Non-U.S. Holder will not be subject to U.S. federal income or withholding tax, provided that:

•	such holder does not directly or indirectly, actually or constructively, own 10% or more of the total combined voting power of all classes of our stock entitled to vote;

•	such holder is not a controlled foreign corporation that is related to us directly or constructively through stock ownership;

•	such interest is not effectively connected with the conduct by the Non-U.S. Holder of a trade or business within the United States; and

•	the Company, or its paying agent receives appropriate documentation (generally an IRS Form W-8BEN or W-8ECI) establishing that the Non-U.S. Holder is not a U.S. person.

A Non-U.S. Holder that does not qualify for exemption from withholding under the preceding paragraph generally will be subject to withholding of U.S. federal income tax at a 30% rate (or lower applicable treaty rate) on payments of interest on the notes.

If interest on the notes is effectively connected with the conduct by a Non-U.S. Holder of a trade or business within the United States, such interest will be subject to U.S. federal income tax on a net income basis at the rate applicable to U.S. persons generally (and, with respect to corporate holders, may also be subject to a 30% branch profits tax). If interest is subject to U.S. federal income tax on a net income basis in accordance with these rules, such payments will not be subject to U.S. withholding so long as the Non-U.S. Holder provides us or our paying agent with the appropriate documentation (generally an IRS Form W-8ECI).

Sale, exchange, conversion or other disposition of the notes or shares of common stock

Subject to the discussion of backup withholding below, any gain realized by a Non-U.S. Holder on the sale, exchange, conversion or redemption of a note or shares of our common stock generally will not be subject to U.S. federal income tax, unless:

•	such gain is effectively connected with the conduct by such Non-U.S. Holder of a trade or business within the United States, subject to an applicable income tax treaty providing otherwise; or

•	we are or have been a U.S. real property holding corporation as defined below, at any time within the five-year period preceding the disposition or the Non-U.S. Holder’s holding period, whichever period is shorter, and the common stock has ceased to be traded on an established securities market prior to the beginning of the calendar year in which the sale or disposition occurs.

We believe that we are not, and do not anticipate becoming, a U.S. real property holding corporation.

Dividends

Dividends (including deemed dividends on the notes described above under ”—U.S. Holders—Constructive Distributions”) paid to a Non-U.S. Holder of common stock generally will be subject to withholding tax at a 30% rate or a reduced rate specified by an applicable income tax treaty. Because deemed dividends will not give rise to any cash from which any applicable withholding tax can be satisfied, a Non-U.S. Holder may be subject to withholding tax with respect to any such deemed dividend against subsequent payments of interest or from cash or shares of our common stock otherwise deliverable to a Non-U.S. Holder upon a conversion of the notes or a redemption or purchase of a note. In order to obtain a reduced rate of withholding, a Non-U.S. Holder will be required to provide an IRS Form W8-BEN certifying its entitlement to benefits under a treaty.

Dividends paid to a Non-U.S. Holder will not be subject to withholding tax if they are effectively connected with the conduct of its trade or business within the United States. In that case, in order to claim an exemption from withholding, a Non-U.S. Holder will be required to provide a properly executed IRS Form W8-ECI in lieu of IRS Form W8-BEN. The effectively connected dividends will be subject to regular U.S. income tax as if the Non-U.S. Holder were a U.S. resident. A non-U.S. corporation receiving effectively connected dividends may also be subject to an additional “branch profits tax” imposed at a rate of 30% (or a lower treaty rate).

Information reporting and backup withholding

Information returns will be filed with the IRS in connection with payments on the notes and on the common stock. Unless the Non-U.S. Holder complies with certification procedures to establish that it is not a United States person, information returns may be filed with the IRS in connection with the proceeds from a sale or other disposition and the Non-U.S. Holder may be subject to backup withholding tax on payments on the notes or on the proceeds from a sale or other disposition of the notes. The certification procedures required to claim the exemption from withholding tax on interest described above will satisfy the certification requirements necessary to avoid backup withholding as well. The amount of any backup withholding from a payment to a Non-U.S. Holder will be allowed as a credit against the Non-U.S. Holder’s U.S. federal income tax liability and may entitle the Non-U.S. Holder to a refund, provided that the required information is timely furnished to the IRS.

Underwriting

Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom J.P. Morgan Securities Inc. is acting as representative, have severally agreed to purchase, and we have agreed to sell to the underwriters, severally, the principal amount of notes set forth opposite the names of the underwriters below:

Principal
Name	amount of notes

J.P. Morgan Securities Inc.	$122,500,000
Piper Jaffray & Co.	35,000,000
Wachovia Capital Markets, LLC	17,500,000

Total	$175,000,000

The underwriters are offering the notes subject to acceptance of the notes from us and subject to prior sale. The underwriting agreement provides that the obligations of the underwriters to pay for and accept delivery of the notes offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the notes offered by this prospectus if any such notes are taken. However, the underwriters are not required to take or pay for the notes covered by the over-allotment option described below.

The underwriters initially propose to offer the notes directly to the public at the public offering price listed on the cover page of this prospectus. After the initial offering of the notes, the offering price and other selling terms may from time to time be varied by the underwriters.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an additional $25,000,000 aggregate principal amount of notes at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the notes offered by this prospectus.

The following table shows the total underwriting discounts and commissions to be paid to the underwriters by us for the notes. These amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option to purchase up to an additional $25,000,000 aggregate principal amount of the notes.

	Paid by Wright Medical Group, Inc.
	No exercise	Full exercise

Total	$5,250,000	$6,000,000

In addition, we estimate that the expenses of this offering payable by us, other than underwriting discounts and commissions, will be approximately $540,000.

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

We and each of our directors and executive officers have agreed that, without the prior written consent of J.P. Morgan Securities Inc. on behalf of the underwriters, we and they will not, during the period ending 90 days after the date of this prospectus:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock;

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. The restrictions described in this paragraph do not apply to:

•	the sale of the notes to the underwriters;

•	the issuance by us of shares of common stock upon the exercise of an option or warrant or the conversion of a security outstanding on the date of this prospectus or the conversion of the notes;

•	the grant by us of options or the issuance of shares of common stock by us under existing equity incentive plans and the issuance by us of shares of common stock upon the exercise of such options; or

•	with respect to our directors and executive officers:

•	transactions relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering, provided that no filing under Section 16(a) of the Exchange Act shall be required or shall be voluntarily made in connection with subsequent sales of common stock or other securities acquired in such open market transactions;

•	transactions pursuant to a trading plan pursuant to Rule 10b5-1 under the Exchange Act in existence as of the date of this prospectus;

•	transfers by will, other testamentary document or intestate succession to the legal representative, heir, beneficiary or a member of the immediate family of the director or executive officer; or

•	transfers of shares of common stock or other securities convertible into or exercisable or exchangeable for common stock as a bona fide gift, to any trust for the direct or indirect benefit of the director or executive officer or the immediate family of the director or executive officer in a transaction not involving a disposition for value, provided that (i) each transferee, donee or distributee shall agree to the same restrictions set forth above and (ii) no filing under Section 16(a) of the Exchange Act, reporting a reduction in beneficial ownership of shares of common stock, shall be required or shall be voluntarily made during the restricted period referred to in above.

In order to facilitate the offering of the notes, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the notes or the common stock. Specifically, the underwriters may sell more notes than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the notes available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing notes in the open market. In determining the source of notes to close out a covered short sale, the underwriters will consider, among other things, the open market price of notes compared to the price available under the over-allotment option. The underwriters may also sell notes in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing notes in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the notes in the open market after pricing that could adversely affect investors who purchase in the offering. As an additional means of facilitating the offering, the underwriters may bid for, and purchase, notes or shares of common stock in the open market to stabilize the price of the notes or the common stock. These activities may stabilize or maintain the market price of the notes or the common stock above independent market levels or prevent or retard a decline in the market price of the notes or the common stock. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

In the ordinary course of business, the underwriters and/or their affiliates have provided, or may in the future provide, investment banking, investment advisory and/or commercial banking services with us or our affiliates for which customary compensation has been, or will be, received.

Validity of the notes

The validity of the notes offered hereby will be passed upon for Wright by Willkie Farr & Gallagher LLP, New York, New York and for the underwriters by Davis Polk & Wardwell, New York, New York.

Experts

Our consolidated financial statements and schedules as of December 31, 2006 and 2005, and for each of the years in the three-year period ended December 31, 2006, and management’s assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting as of December 31, 2006 have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The audit report on management’s assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting as of December 31, 2006, expresses an opinion that we did not maintain effective internal control over financial reporting as of December 31, 2006 because of the effect of a material weakness on the achievement of the objective of control criteria and contains an explanatory paragraph that states as of December 31, 2006, we had ineffective policies and procedures relating to the calculation of depreciation expense for surgical instruments. Specifically, we did not have policies and procedures in place to ensure that depreciation expense was calculated based on the appropriate cost basis of these assets, resulting in an error in depreciation expense and accumulated depreciation.

The audit report covering the December 31, 2006 consolidated financial statements contains an explanatory paragraph that states, as discussed in the Notes 2 and 12 to the consolidated financial statements, effective January 1, 2006, we adopted the fair value method of accounting for stock-based compensation as required by Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment. Also as discussed in Note 2 to the consolidated financial statements, we changed our method of quantifying errors in 2006.

Where you can find more information and
incorporation by reference

We file annual, quarterly and current reports, proxy statements and other information with the Commission. Our Commission filings are available over the Internet on the Commission’s website at www.sec.gov. You also may read and copy any documents that we file at the public reference rooms maintained by the Commission at 100 F Street, N.E. in Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information about the public reference rooms, including copy charges.

Our common stock is quoted on The Nasdaq Global Select Market under the symbol “WMGI,” and our Commission filings can also be read at the following address:

Nasdaq Operations, 1735 K Street, N.W., Washington, D.C. 20006

We are incorporating by reference in this prospectus the information we file with the Commission. This means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the Commission will automatically update and supersede this information. We are incorporating by reference the documents listed below and any future filings we make with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus until the termination of this offering:

•	Our Annual Report on Form 10-K for the year ended December 31, 2006;

•	Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2007, June 30, 2007 and September 30, 2007;

•	Our Current Reports on Form 8-K filed on February 15, 2007 (excluding Item 2.02 information), April 5, 2007, June 4, 2007, June 14, 2007, July 20, 2007 and November 13, 2007; and

•	Our Current Reports on Form 8-K/A filed on May 23, 2007, May 23, 2007, August 6, 2007 and November 2, 2007.

All reports and other documents subsequently filed by us pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference in this prospectus and to be part hereof from the dates of filing of such reports and other documents; provided, that we are not incorporating any information furnished under either Item 2.02 or Item 7.01 of any Current Report on Form 8-K or Form 8-K/A.

You may request a copy of these filings at no cost, by writing or telephoning us at the following address:

Wright Medical Group, Inc.
5677 Airline Road
Arlington, TN 38002
Telephone: (901) 867-9971